CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com

RECEIVED
2004 APR 27 A 9:54
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

82-4507

14 April 2004

Via Courier

04024574

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

SUPPL

Dear Sirs

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 March 2004 till 31 March 2004, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233513 or Zuriana @ Tel: 68233516 if you need further assistance.

Yours faithfully

PROCESSED
APR 27 2004
THOMSON
FINANCIAL

Jessica Lum
Secretariat Manager

Encs.

cc VP Tan Wah Nam

s/sec/adr/2004/adrltr-mar.doc

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SESTL) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
CapitaRetail Singapore successfully closes S$506 million CMBS issue for retail properties.	1 March 2004	For Public Relations Purposes
Transfer of interest in 6 Battery Road and changes of interests in CapitaCommercial Trust	1 March 2004	SESTL Listing Manual
CapitaLand launches S$580 million rated CMBS for CapitaCommercial Trust	2 March 2004	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Australand Holdings Limited – "Appointment of new Director"	4 March 2004	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, The Ascott Group Limited – "Resignation of Director"	4 March 2004	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Australand Holdings Limited – "Appointment of Executive General Manager – Land & Housing"	8 March 2004	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Australand Holdings Limited – "Change of date and venue for 2004 Annual General Meeting"	9 March 2004	For Public Relations Purposes
Notice of Annual General Meeting	12 March 2004	SESTL Listing Manual
Notice of Books Closure and Dividend Payment Date	12 March 2004	SESTL Listing Manual
Richard Hu to assume position as Chairman of CapitaLand Board from Philip Yeo who provided leadership since its inception	12 March 2004	For Public Relations Purposes
News releases by CapitaLand's subsidiary, The Ascott Group Limited – "Ascott wins 'Best Annual Report Award' and 'Best Operating & Financial Review Award'" and "Ascott awarded first position in China's prestigious 'Top 100 Serviced Residences' ranking"	12 March 2004	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "Compliance with Rule 1207(5)(d) of the Listing Manual"	12 March 2004	For Public Relations Purposes

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
CapitaCommercial Trust: Receipt of Eligibility-To-List letter from The Singapore Exchange	12 March 2004	For Public Relations Purposes
Change of interest in subsidiary	15 March 2004	SESTL Listing Manual
Establishment of Malaysian subsidiary, PREMAS Total Asset Services Sdn Bhd	16 March 2004	SESTL Listing Manual
Notice of Extraordinary General Meeting	16 March 2004	SESTL Listing Manual
CapitaCommercial Trust: Despatch of Circular and Introductory Document	16 March 2004	SESTL Listing Manual
S$580 million CMBS for CCT more than four times oversubscribed	16 March 2004	For Public Relations Purposes
CapitaCommercial Trust proposes to start trading in May 2004 subject to relevant approvals	16 March 2004	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "Appointment of Finance Manager"	16 March 2004	For Public Relations Purposes
Changes in share capital of wholly-owned subsidiary, Stamford Holdings Pte Ltd	17 March 2004	SESTL Listing Manual
Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "SGX-ST's in-principle approval for the listing and quotation of the S$0.32 shares and shares arising from the exercise of options and awards granted pursuant to the modified Raffles Holdings share plans"	19 March 2004	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, The Ascott Group Limited – "Striking-off of dormant indirect wholly-owned subsidiary, Somerset Realty Pte Ltd"	19 March 2004	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Notices of Annual General Meeting & Extraordinary General Meeting"	22 March 2004	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Australand Holdings Limited – "Declaration of interim dividend/distribution"	23 March 2004	For Public Relations Purposes

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand's subsidiary, The Ascott Group Limited – "Notice of Annual General Meeting & Letter to shareholders in respect of the renewal of the general mandate for interested person transactions"	25 March 2004	For Public Relations Purposes
Acquisition of Shanghai Aoshun Property Co., Ltd	29 March 2004	SESTL Listing Manual
CapitaLand acquires prime Shanghai residential site	29 March 2004	For Public Relations Purposes
News release by CapitaLand's subsidiary, The Ascott Group Limited – "Ascott clinches two prestigious best service awards in Vietnam"	29 March 2004	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Incorporation of a new subsidiary – Swissôtel (Russia) AG"	29 March 2004	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Australand Holdings Limited – "Notice of Annual General Meeting"	30 March 2004	For Public Relations Purposes
Completion of sale of interest in RE Properties Pte Ltd	31 March 2004	For Public Relations Purposes

CAPITALAND LIMITED

CAPITARETAIL SINGAPORE SUCCESSFULLY CLOSES S$506 MILLION CMBS ISSUE FOR RETAIL PROPERTIES. SINGAPORE'S FIRST CMBS WITH EURO-DENOMINATED NOTES

CL News Release-CRS CMBS.ṛ

Submitted by Tan Wah Nam, Company Secretary on 01/03/2004 to the SGX

CapitaLand

For Immediate Release
1 March 2004

NEWS RELEASE

CapitaRetail Singapore successfully closes S$506 million CMBS issue for retail properties

Singapore's first CMBS with Euro-denominated Notes

Singapore, 1 March 2004 – CapitaRetail Singapore Limited, a private property fund which owns three suburban malls in Singapore, has successfully closed a S$506 million issue of Commercial Mortgage Backed Securities (CMBS). This is the first CMBS issue with Euro-denominated Notes launched out of Singapore todate.

The CMBS comprises five classes of Notes/Bonds denominated in Euros (Class A and B Notes) and Singapore dollars (Class C, D and E Bonds). The Notes/Bonds are backed by the cashflow and mortgages of three Singapore retail properties, namely, Lot One Shoppers' Mall, Bukit Panjang Plaza, and Rivervale Mall. All the Notes/Bonds have a final maturity date in August 2009.

The Class A, B and C Notes/Bonds have been rated by the three international rating agencies: Fitch, Moody's and Standard & Poor's. The ratings are as follows:

Class	Size	Rating
A	EUR67.5 million	AAA/Aaa/AAA
B	EUR13.5 million	AA/Aa2/AA
C	S$33.0 million	A/A2/A
D	S$83.0 million	NR
E	S$213.0 million	NR
Total	S$506.0 million	

The CapitaRetail Singapore Fund was originated, structured and launched last year by CapitaLand Financial Limited, a wholly-owned subsidiary of CapitaLand. CapitaLand Financial was also the arranger for the Class E Bonds (equity tranche). The Fund is managed by CapitaLand through its indirect wholly-owned subsidiary, CapitaRetail Singapore Management Pte Ltd.

Said Mr Liew Mun Leong, President and CEO of CapitaLand, "We are very pleased with the success of the CMBS issue. The multi-tiered capital structure we have put in place has allowed us to meet the demands of a variety of global investors from several countries with different risk appetites. The strong demand we have seen across all tranches is testament to the confidence the investors have in the CapitaRetail Singapore Fund."

BNP Paribas and OCBC Bank were the joint arrangers for the Class A, B, C and D Notes/Bonds.

About CapitaLand

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multi-national company's core businesses are in residential, commercial and industrial property and property-related services, such as property funds and real estate financials. The real estate business is focused in selected gateway cities in China, Australia and the UK. In these countries, CapitaLand is in partnership with reputable local players and has established a management team that understands the market, business practices and socio-economic factors.

The Company's hospitality businesses, in hotels and serviced residences, span more than 70 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

For more information on CapitaLand, please visit **www.capitaland.com.sg**

Issued by CapitaLand Limited

Analyst Contact
Harold Woo
Equity Markets
Telephone: 68233 210

Media Contact
Julie Ong
Corporate Communications
Telephone: 68233 541

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MASNET No. 99 OF 01.03.2004
Announcement No. 99

CAPITALAND LIMITED

TRANSFER OF INTEREST IN 6 BATTERY ROAD AND CHANGES OF INTERESTS IN CAPITACOMMERCIAL TRUST

The Board of Directors (the "Board") of CapitaLand Limited ("CapitaLand") refers to its announcement dated 6 February 2004 (the "6 February Announcement") in relation to, *inter alia*, the establishment of a new real estate investment trust known as CapitaCommercial Trust ("CCT") by CapitaLand and its announcement dated 23 February 2004 (the "23 February Announcement") in relation to, *inter alia*, the transfer of all the shares (the "Share Transfers") in the capital of the Property Companies (as defined in the 23 February Announcement) to BTSL (as defined below), as trustee of CCT.

Further to the 6 February Announcement and the 23 February Announcement, the Board wishes to announce the following:

1. Transfer of 6 Battery Road

In connection with the establishment of CCT, the property known as 6 Battery Road ("Six Battery Road") has today been transferred (the "Transfer") from Clover Properties Pte Ltd (a wholly-owned indirect subsidiary of CapitaLand and hereinafter referred to as "CPPL") to Bermuda Trust (Singapore) Limited ("BTSL"), as trustee of CCT, pursuant to a property purchase agreement dated 1 March 2004 and entered into between CPPL and BTSL.

The aggregate consideration payable by BTSL (as trustee of CCT) for the Transfer amounted to S$675.2 million (the "Consideration") of which S$95,200,000 was satisfied today by the issue to CPPL of 54,153,274 new units in CCT ("Units") and the balance sum of S$580,000,000 is to be paid in cash by BTSL (as trustee of CCT) to CPPL on 16 March 2004.

The Consideration was based on an open market valuation of Six Battery Road of S$675.2 million ascribed to the same pursuant to an appraisal, prepared as at 31 December 2003 and conducted by Knight Frank Pte Ltd. The appraisal was commissioned by CapitaCommercial Trust Management Limited ("CCTML") (as manager of CCT) and BTSL (as trustee of CCT).

2. SBR Private Limited

SBR Private Limited ("SBR") (a wholly-owned indirect subsidiary of CapitaLand) had on 23 February 2004, entered into subscription agreements with CCTML (as manager of CCT), pursuant to which SBR has paid to CCTML an aggregate subscription amount of S$36,204,000 (the "Subscription Amount") and CCTML (as manager of CCT) has issued to SBR an aggregate of 20,594,172 Units (the "Subscription").

The Subscription Amount was arrived at after taking into account the net book value of the Properties (as defined in the 6 February Announcement) to be held by CCT of S$1,475.1 million (before taking into account expenses relating to the establishment of CCT and the issue of the Units). The net book value was arrived at by deducting net liabilities from the independently appraised value of the Properties. The appraisal of the Properties was commissioned by CCTML (as manager of CCT) and BTSL (as trustee of CCT) and was conducted and prepared as at 31 December 2003 by Knight Frank Pte Ltd.

Following the Share Transfers, the CapitaLand group held an aggregate of 764,369,254 Units.

Following the completion of the Transfer and the Subscription, the CapitaLand group now holds, as at the date hereof, an aggregate of 839,116,700 Units, representing 100 per cent. of the Units in CCT following the issue of 54,153,274 and 20,594,172 new Units pursuant to the Transfer and the Subscription.

By Order of the Board

Tan Wah Nam
Company Secretary
1 March 2004

Submitted by Tan Wah Nam, Company Secretary on 01/03/2004 to the SGX

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MASNET No. 86 OF 02.03.2004
Announcement No. 94

CAPITALAND LIMITED

CAPITALAND LAUNCHES S$580 MILLION RATED CMBS FOR CAPITACOMMERCIAL TRUST (CCT)

CL News Release - CCT.CMBS.

Submitted by Tan Wah Nam, Company Secretary on 02/03/2004 to the SGX

82-4507

CapitaLand

NEWS RELEASE

For Immediate Release
2 March 2004

CapitaLand launches S$580 million rated CMBS for CapitaCommercial Trust (CCT)

Follows CapitaRetail Singapore's recent S$506 million CMBS issue for retail properties

CCT CMBS is largest issue rated by 3 agencies in Asia ex. Japan

Singapore, 2 March 2004 – CapitaLand Limited ("CapitaLand") has today launched a US$343 million (S$580 million equivalent) rated Commercial Mortgage Backed Securities ("CMBS") issue backed by the initial portfolio of seven properties under CapitaCommercial Trust ("CCT"). The CMBS will be issued by Silver Loft Investment Corporation Limited ("Silver Loft") as US dollar denominated Notes which are backed by the cashflow and assets from CCT's initial seven properties, namely Capital Tower, 6 Battery Road, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park, and Market Street Car Park.

This CMBS transaction represents CCT's maiden fundraising. Silver Loft will swap the proceeds into Singapore dollars and lend the proceeds to CCT. CCT will thus enjoy optimal long term Singapore dollar funding as well as a prudent interest rate structure which will provide 100% fixed rate interest hedging during the first two years, and an average of 63.8% interest rate hedging over the life of the transaction. Upon successful close of this transaction, CCT's debt to deposited property will be approximately 28.1%.

Said Mr Liew Mun Leong, President and CEO of CapitaLand, "This CMBS is another significant milestone in the development of Singapore's real estate capital market. Like the creation of CapitaMall Trust in 2002 and the recently proposed CCT, CapitaLand continues to increase the depth and breadth of its access to the global capital markets through the use of various financial instruments. The CMBS issue is noteworthy as it is the largest rated CMBS issue out of Singapore todate. It is also Singapore's first rated commercial office CMBS. The launch of this CMBS is timely given the tremendously successful close of CapitaRetail Singapore's S$506 million CMBS issue just a few days ago. This CMBS transaction continues to build CapitaLand Financial Limited's successful track record as advisor to numerous debt capital market issues for the wider CapitaLand group."

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Details on the CMBS

The Notes will be issued via special purpose company Silver Loft Investment Corporation Limited in four classes, all of which will be rated by the three international rating agencies, namely Fitch, Moody's and Standard & Poor's. The ratings are as follows :

Class	Indicative Size	Rating
A1	US$ 90 million	AAA/Aaa/AAA
A2	US$ 147 million	AAA/Aaa/AAA
A3	US$ 47 million	AA/Aa2/AA
A4	US$ 59 million	A/A2/A
Total	US$343 million or S$580 million equivalent	

All the Notes carry quarterly coupon payments and have an expected maturity in March 2009. The Class A2 Notes carry an early redemption feature for a period commencing at the end of year 2 until the expected maturity in March 2009. Applications have been made to list the notes on the Singapore Exchange Securities Trading Limited ("SGX-ST") and the Luxembourg Stock Exchange.

HVB Group is the Lead Manager, Global Coordinator and Joint Bookrunner for the CMBS issue, while DBS Bank and JPMorgan are the Co-Managers and Joint Bookrunners. The issue is scheduled to close in mid-March 2004.

Background to CCT

On 6 February 2004, CapitaLand had announced the proposed creation of CCT and the proposed distribution of approximately 60% of CCT units to CapitaLand's shareholders via a capital reduction exercise and a pro-rated distribution in specie. In conjunction with this proposal, CapitaLand intends to list the CCT units on the SGX-ST by way of introduction. The creation of CCT, Singapore's first commercial real estate investment trust (or REIT), is subject to approvals from CapitaLand's shareholders, the SGX-ST and other regulatory authorities. CapitaLand Financial Limited, the real estate financial services arm of CapitaLand, together with DBS Bank and JPMorgan, are the advisors for the CCT transaction.

Issued by CapitaLand Limited

For enquiries, please contact :

Analyst Contact
Harold Woo
Equity Markets
Telephone: 68233 210

Media Contact
Julie Ong
Corporate Communications
Telephone: 68233 541

CapitaLand Financial Limited's Track Record

CapitaLand Financial Limited ("CFL"), the real estate financial services arm of CapitaLand, is a leading provider of real estate financial services which includes structured financing, real estate fund management and advisory services. Some previous transactions include:

- ***February 2004 – CapitaRetail Singapore Ltd:***
  Issue of an aggregate of S$506 million equivalent of CMBS notes (Class A, B, C, D and E) against mortgages of the Singapore retail properties: Lot One Shoppers' Mall, Bukit Panjang Plaza, and Rivervale Mall. Class A, B, and C notes were rated by Fitch, Moody's and Standard & Poor's (AAA/Aaa/AAA, AA/Aa2/AA and A/A2/A respectively). At the time of launch last month, this was the only CMBS with Euro-denominated tranches to have been launched out of Singapore.

- ***June 2003 – Silver Maple Investment Corp. Ltd:***
  Launch of a new S$1 billion rated secured Medium Term Note ("MTN") Programme with an initial issue of an aggregate of US$72.1 million rated CMBS notes. In conjunction with the launch of this MTN Programme, outstanding notes under the then existing S$200 million MTN Programme were brought under the new programme. Notes under the new programme are secured against the mortgages of four retail properties in CapitaMall Trust, namely, Funan The IT Mall, IMM Building, Junction 8 and Tampines Mall. The notes were rated by Fitch, Moody's and Standard & Poor's. (All the notes were rated AAA/Aaa/AAA).

- ***January 2003 – Aragorn Investment Corporation Ltd:***
  Issue of an aggregate of S$198 million equivalent rated notes (Class A1, A2, B and C) against the receivables from the sale of units in The Waterina. This is a 398-unit residential development located along Guillemard Road near the central business district in Singapore. The notes were rated by Fitch, Moody's, and Standard & Poor's. (AAA/Aaa/AAA, AAA/Aaa/AAA, AA/Aa2/AA and A/A2/A respectively.)

- ***February 2002 – Silver Maple Investment Corp. Ltd:***
  Issue of an aggregate of S$200 million rated CMBS notes (in two series) under a S$222 million rated secured Medium Term Note ("MTN") Programme. The notes were secured against the mortgages of three retail properties in CapitaMall Trust, namely, Funan The IT Mall, Junction 8 and Tampines Mall. The notes were rated by Fitch, Moody's and Standard & Poor's. (The notes were both rated AAA/Aaa/AAA.) This was Singapore's first rated CMBS transaction, and the first rated MTN programme by a real estate group in Singapore.

- ***June 2001 – Peridot Investments Ltd:***
  Issue of an aggregate of S$200 million rated Residential Mortgage Backed Securities ("RMBS") notes (Class A, B, C, and D) against the mortgage loans and receivables of three residential development projects, namely, Sunhaven, The Loft and Palm Grove. The notes were rated by Fitch (AAA, AA, A and BBB respectively). This was Singapore's first rated real estate backed note issue, and Singapore's first rated RMBS issue.

MASNET No. 62 OF 04.03.2004
Announcement No. 62

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED – "APPOINTMENT OF NEW DIRECTOR"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), has today issued an announcement on the above matter. Attached AHL's announcement is for information.

AHL's annc.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 04/03/2004 to the SGX

82-4507

AUSTRALAND AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT

4 March 2004

APPOINTMENT OF NEW DIRECTOR

Australand Property Group announces the appointment of a new director, Mr Kee Teck Koon to replace Mrs Jennifer Loh who has resigned as a director. Mr. Kee previously served as a director on the Australand Board from June 2000 to January 2001.

Mr Kee is currently the Chief Executive Officer of CapitaLand Commercial Limited and CapitaLand Financial Limited and was previously the CEO and Managing Director of The Ascott Group Limited from November 2000 to April 2003. Mr Kee holds Bachelors (Honours) and Masters degrees in Engineering Science from Oxford University and is Vice-Chairman of the governing council of the Singapore Institute of Management.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182

MASNET No. 63 OF 04.03.2004
Announcement No. 63

82-4507

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "RESIGNATION OF DIRECTOR"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Ascott's annc.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 04/03/2004 to the SGX

82-4507

MASNET No. 21 OF 04.03.2004
Announcement No. 21

THE ASCOTT GROUP LIMITED

RESIGNATION OF DIRECTOR

The Board of Directors of the Company wishes to announce the resignation of Mr. David Hamilton Schaefer as a Director of the Company with effect from 3 March 2004.

By order of the Board
Shan Tjio
Company Secretary
4 March 2004

Submitted by Keong Wen Hui, Asst. Company Secretary on 04/03/2004 to the SGX

82-4507

MASNET No. 74 OF 08.03.2004
Announcement No. 74

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED – "APPOINTMENT OF EXECUTIVE GENERAL MANAGER - LAND & HOUSING"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), has today issued an announcement on the above matter. Attached AHL's announcement is for information.

Annc 8 Mar 2004.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 08/03/2004 to the SGX

82-4507

AUSTRALAND AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT

8 March 2004

APPOINTMENT OF EXECUTIVE GENERAL MANAGER - LAND & HOUSING

Australand Property Group announces the appointment of Mr Peter Burke as Executive General Manager, Land and Housing to replace Mr Matthew Joyce who has resigned to pursue other interests.

Mr Burke, currently the Victorian General Manager, Land and Housing, has been with Australand for almost eight years and is one of Australia's most experienced residential property development executives. He has overseen the expansion of the Group's Victorian Land and Housing business to the extent that it is now the Division's most profitable business unit.

Mr Burke will take up his new role immediately and will work closely with Mr Joyce to ensure a smooth transition before Matthew's departure in April 2004.

For further information, please contact:

Brendan Crotty
Managing Director
Tel: +61 2 9767 2002 or 0417 280 336

MASNET No. 78 OF 09.03.2004
Announcement No. 93

82-4507

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED – "CHANGE OF DATE AND VENUE FOR 2004 ANNUAL GENERAL MEETING"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), has today issued an announcement on the above matter. Attached AHL's announcement is for information.

Annc - 9 Mar 2004.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 09/03/2004 to the SGX

82-4507

AUSTRALAND AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT

9 March 2004

CHANGE OF DATE AND VENUE FOR 2004 ANNUAL GENERAL MEETING

Australand Property Group announces a change to the date and venue for its forthcoming 2004 Annual General Meeting to that previously advised in the Appendix 4E lodged with the ASX on 30 January 2004.

The revised details are as follows:

Date:	Thursday, 29 April 2004
Time:	10.00am
Venue:	Fort Macquarie Room Hotel Inter-Continental 117 Macquarie Street Sydney

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182

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MASNET No. 1 OF 12.03.2004
Announcement No. 1

CAPITALAND LIMITED

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at the STI, 168 Robinson Road, Level 9, Capital Tower, Singapore 068912, on Monday, 12 April 2004 at 10.00 a.m. to transact the following business:

As Ordinary Business

1 To receive and adopt the Directors' Report and Audited Accounts for the year ended 31 December 2003 and the Auditors' Report thereon.

2 To declare a first and final dividend of S$0.04 per share less Singapore income tax at 20% for the year ended 31 December 2003.

3 To approve the sum of S$971,340 as Directors' fees for the year ended 31 December 2003 (2002: S$958,687).

4 To re-elect the following Directors, each of whom will retire by rotation pursuant to Article 95 of the Articles of Association of the Company and who, being eligible, will offer themselves for re-election:

(i) Sir Alan Cockshaw
(ii) Mr Jackson Peter Tai
(iii) Mr Lucien Wong Yuen Kuai

Mr Lucien Wong Yuen Kuai is an independent member of the Audit Committee.

5 To elect Mr Andrew Buxton, a Director, who will retire pursuant to Article 101 of the Articles of Association of the Company.

6 To re-appoint the following Directors, each of whom will retire and seek re-appointment under Section 153(6) of the Companies Act, Cap. 50, to hold office from the date of this Annual General Meeting until the next Annual General Meeting:

(i) Mr Hsuan Owyang
(ii) Mr Lim Chin Beng

7 To re-appoint Messrs KPMG as Auditors of the Company and to authorise the Directors to fix their remuneration.

8 To transact such other ordinary business as may be transacted at an Annual General Meeting of the Company.

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As Special Business

9 To consider and, if thought fit, to pass the following resolution which will be proposed as an Ordinary Resolution:

That pursuant to Section 153(6) of the Companies Act, Cap. 50, Dr Richard Hu Tsu Tau be and is hereby appointed as a Director of the Company with effect from 13 April 2004 to hold such office until the next Annual General Meeting of the Company.

10 To consider and, if thought fit, to pass with or without modifications, the following resolutions which will be proposed as Ordinary Resolutions:

10A That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed fifty per cent. (50%) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a pro rata basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed twenty per cent. (20%) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time this Resolution is passed, after adjusting for:

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(i) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the Singapore Exchange Securities Trading Limited for the time being in force (unless such compliance has been waived by the Singapore Exchange Securities Trading Limited) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

10B That approval be and is hereby given to the Directors to:

(a) offer and grant options in accordance with the provisions of the CapitaLand Share Option Plan ("Share Option Plan") and/or to grant awards in accordance with the provisions of the CapitaLand Performance Share Plan ("Performance Share Plan") and/or the CapitaLand Restricted Stock Plan ("Restricted Stock Plan") (the Share Option Plan, the Performance Share Plan and the Restricted Stock Plan, together the "Share Plans"); and

(b) allot and issue from time to time such number of shares in the Company as may be required to be issued pursuant to the exercise of options under the Share Option Plan and/or such number of fully paid shares in the Company as may be required to be issued pursuant to the vesting of awards under the Performance Share Plan and/or the Restricted Stock Plan,

provided that the aggregate number of shares to be issued pursuant to the Share Plans shall not exceed fifteen per cent. (15%) of the issued share capital of the Company from time to time.

By Order of the Board

Tan Wah Nam
Company Secretary

Singapore
12 March 2004

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Notes:

A member entitled to attend and vote at the meeting may appoint not more than two proxies to attend and vote in his stead. Where a member appoints more than one proxy, he shall specify the proportion of his shareholdings to be represented by each proxy. A proxy need not be a member of the Company. The instrument appointing a proxy must be deposited at the Registered Office of the Company at 168 Robinson Road #30-01, Capital Tower, Singapore 068912 not less than 48 hours before the time appointed for holding the meeting.

Additional information relating to the Notice of Annual General Meeting:

Resolution 9 is to appoint Dr Richard Hu Tsu Tau as a Director of the Company with effect from 13 April 2004. Dr Hu is currently Chairman, GIC Real Estate Pte Ltd, and Chairman, Mapletree Investments Pte Ltd. From 1985 to 2001, he was a Cabinet Minister holding posts in the Trade and Industry, Health and Finance ministries. Prior to his ministerial appointment, Dr Hu held the posts of Managing Director concurrently in the Monetary Authority of Singapore and the Government of Singapore Investment Corporation Private Limited from 1983 to 1984. Dr Hu joined the Shell Group of companies in 1960 and his last position in this global company was as Chairman and Chief Executive of the Shell Group of companies in Singapore. The Board of Directors of the Company is pleased to recommend the appointment of Dr Hu, who brings with him a wealth of experience both in the Singapore Government and in a major global company and who, if appointed, will augment the independent non-executive component of the Board's membership. Dr Hu has also expressed his willingness to act as a Director of the Company. As Dr Hu is over 70 years of age, his proposed appointment is subject to shareholders' approval pursuant to Section 153(6) of the Companies Act, Cap. 50. Consequent upon his appointment as a Director of the Company, Dr Hu will also be elected as non-executive Chairman of the Board of Directors of the Company, while Mr Philip Yeo Liat Kok will relinquish his appointment as Director and Chairman of the Board, with effect from 13 April 2004.

Resolution 10A is to empower the Directors to issue shares in the Company and to make or grant instruments (such as warrants or debentures) convertible into shares, and to issue shares in pursuance of such instruments, up to an amount not exceeding in total fifty per cent. (50%) of the issued share capital of the Company with a sub-limit of twenty per cent. (20%) for issues other than on a pro rata basis to shareholders. For the purpose of determining the aggregate number of shares that may be issued, the percentage of issued share capital will be calculated based on the issued share capital of the Company at the time that Resolution 10A is passed, after adjusting for new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that Resolution 10A is passed, and any subsequent consolidation or subdivision of shares.

Resolution 10B is to empower the Directors to offer and grant options and/or grant awards under the CapitaLand Share Option Plan, the CapitaLand Performance Share Plan and the CapitaLand Restricted Stock Plan, and to allot and issue shares pursuant to the exercise of such options and/or vesting of such awards, provided that the aggregate number of shares to be issued does not exceed fifteen per cent. (15%) of the issued share capital of the Company from time to time.

Submitted by Jessica Lum, Assistant Company Secretary on 12/03/2004 to the SGX

MASNET No. 2 OF 12.03.2004
Announcement No. 2

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CAPITALAND LIMITED

NOTICE OF BOOKS CLOSURE AND DIVIDEND PAYMENT DATE

NOTICE IS HEREBY GIVEN THAT the Transfer Books and Register of Members of the Company will be closed from 19 April 2004 to 21 April 2004 (both dates inclusive) for the purposes of determining shareholders' entitlements to the proposed first and final dividend of 4% (S$0.04) per share, less 20% income tax, subject to the approval of shareholders at the forthcoming Annual General Meeting, proposed to be held on 12 April 2004.

Duly completed and stamped transfers in respect of shares not registered in the name of The Central Depository (Pte) Limited, together with all relevant documents of title thereto, received by the Company's Registrar, Lim Associates (Pte) Ltd, 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315, up to 5.00 p.m. on 16 April 2004 will be registered to determine shareholders' entitlements to the proposed dividend.

Shareholders (being depositors) whose securities accounts with The Central Depository (Pte) Limited are credited with shares as at 5.00 p.m. on 16 April 2004 will be entitled to the proposed dividend.

The proposed dividend, if approved at the Annual General Meeting, will be paid on 30 April 2004.

By Order of the Board

Tan Wah Nam
Company Secretary
12 March 2004

Submitted by Jessica Lum, Assistant Company Secretary on 12/03/2004 to the SGX

82-4507

MASNET No. 3 OF 12.03.2004
Announcement No. 3

CAPITALAND LIMITED

NEWS RELEASE - "RICHARD HU TO ASSUME POSITION AS CHAIRMAN OF CAPITALAND BOARD FROM PHILIP YEO WHO PROVIDED LEADERSHIP SINCE ITS INCEPTION"

CL News Release.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 12/03/2004 to the SGX

82-4507

CapitaLand

For immediate Release
12 March 2004

NEWS RELEASE

Richard Hu to assume position as Chairman of CapitaLand Board from Philip Yeo who provided leadership since its inception

Singapore, 12 March 2004 - CapitaLand today announced the proposed appointment of Dr Richard Hu Tsu Tau as Director of CapitaLand, and upon this appointment, his election as non-executive Chairman of the CapitaLand Board. Mr Philip Yeo, the present Chairman, will relinquish his appointment as Director and Chairman of the CapitaLand Board, with effect from 13 April 2004. The proposed appointment of Dr Hu is subject to shareholders' approval at the forthcoming Annual General Meeting scheduled to be held on 12 April 2004.

Mr Yeo assumed the helm of CapitaLand, as Chairman of the then Pidemco Land, in September 1999. During his tenure, Pidemco Land and DBS Land merged in 2000 to become CapitaLand. Under Mr Yeo's chairmanship, the CapitaLand Group has grown into an international real estate and hospitality group with operations spanning the Asia Pacific, Europe and the United States.

Dr Richard Hu is currently Chairman, GIC Real Estate Pte Ltd, and Chairman, Mapletree Investments Pte Ltd. From 1985 to 2001, he was a Cabinet Minister holding posts in the Trade and Industry, Health and Finance ministries. Prior to

his ministerial appointment, Dr Hu held the posts of Managing Director of the Monetary Authority of Singapore (MAS) and Managing Director of the Government of Singapore Investment Corporation Private Limited (GIC). Dr Hu was with the Shell Group of companies before his appointments in MAS and GIC. He joined Shell in 1960 and his last position in this global company was as Chairman and Chief Executive of the Shell Group of companies in Singapore.

Mr Philip Yeo said, "It was a pleasure to have played a part in the formation and transformation of CapitaLand. Since its formation in end 2000, the Group has put in place the necessary business structure, operational networks and a highly professional team to bring it to the next phase of growth internationally. I am happy that the Group, despite the difficult domestic and international economic conditions, has strengthened its position in Singapore and a number of key overseas markets. It has also made its mark as a pioneer in the areas of real estate securitisation and property funds in Singapore. The real estate investment trusts (REITs), the CapitaMall Trust and the proposed CapitaCommercial Trust, are notable examples of the Group's innovative products.

I would like to thank my fellow Directors and the management team for the tremendous support that they have given me over the last four years. I leave the Group with pride in its achievements, and look forward with confidence that it will continue to grow into a leading and internationally reputed real estate and hospitality group."

Mr Liew Mun Leong, President and CEO, said, "Mr Yeo was tireless in laying the foundations for CapitaLand, first at Pidemco Land in September 1999 and nine months later to help Pidemco Land merge with DBS Land to form CapitaLand. In the space of four years, he has guided us in the transformation of CapitaLand from a traditional asset-heavy property company into an international property investment, development and asset management group. CapitaLand's hospitality arm has also grown significantly in its global presence. We benefited from his global vision, connections and world-wide network of contacts which helped the Group immensely in its overseas expansion efforts.

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I am grateful that Mr Yeo has kindly agreed to continue to help the Group by chairing our International Advisory Panel. This will enable the Group to continue to tap his network and international perspectives. Personally, I am deeply appreciative of the invaluable advice and counsel that he has given me and my management team.

I am also very grateful that Dr Richard Hu, who brings with him a wealth of experience both in the Singapore Government and in a major global company, has kindly agreed to join and chair the CapitaLand Board. Dr Hu will augment the independent non-executive component of the Board's membership. "

About CapitaLand Limited

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. In these countries, CapitaLand is in partnership with reputable local players and has established a management team that understands the market, business practices and socio-economic factors.

The company's hospitality businesses, in hotels and serviced residences, span more than 60 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

-- END --

Media Contact:
Basskaran Nair
Communications
Telephone: 68233554

Analyst Contact:
Harold Woo
Equity Markets
Telephone: 68233210

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MASNET No. 17 OF 12.03.2004
Announcement No. 17

CAPITALAND LIMITED

NEWS RELEASES BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – (1) ASCOTT WINS 'BEST ANNUAL REPORT AWARD' AND 'BEST OPERATING & FINANCIAL REVIEW AWARD'; AND (2) ASCOTT AWARDED FIRST POSITION IN CHINA'S PRESTIGIOUS 'TOP 100 SERVICED RESIDENCES' RANKING

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued news releases on the above matters. Attached Ascott's news releases are for information.

Ascott annc 1.pdf Ascott annc 2.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 12/03/2004 to the SGX

82-4507

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

March 12, 2004
For Immediate Release
Contact:

Ida Lim (65) 9628 8339
Betsy Tan (65) 9641 6920

NEWS RELEASE

Ascott Wins 'Best Annual Report Award' And 'Best Operating & Financial Review Award'

The Ascott Group won the Best Annual Report Award for mainboard companies as well as the Best Operating and Financial Review Award at the 30th Singapore Annual Report Award competition last night (Thursday Mar 11).

The event at the Meritus Mandarin Hotel was jointly organised by the Institute of Certified Public Accountants of Singapore, Singapore Exchange, Singapore Institute of Management, Singapore Institute of Directors, Business Times, Securities Investors Association (Singapore) and Investment Management Association of Singapore.

The annual competition recognises high standards in the disclosure and presentation of annual reports. Companies are evaluated on the quality of information provided on their financial position, operations, corporate structure, investor relations, information technology and social responsibilities. They are also judged on the attractiveness and clarity of information presented.

Ascott triumphed over 400 companies listed on the mainboard of the Singapore Exchange to clinch the top two prizes.

Mr Eugene Lai, Ascott's chief executive officer, said: "We are delighted to receive the awards, which recognise our efforts to achieve exceptional standards in financial reporting and investor relations.

"We are committed to fulfilling our duties to our shareholders, which include communicating our company's performance and strategies with transparency, and presenting them in a meaningful and user-friendly way."

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

- more -

Mr Lai added that the annual report is one of the key tools in Ascott's investor relations programme. The company communicates with the investment community and public frequently and consistently, and through multiple channels to ensure investors can easily access information on the group.

These include issuing frequent news releases and announcements, newsletters and brochures, maintaining an award winning website, organising brand activation events such as product launches, and holding meetings with the investment community.

The Ascott Group is a leading international serviced residence company with over 13,800 serviced residence units in 39 cities in 16 countries in Europe and Asia Pacific. Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies.

Last year, Ascott's 2001 annual report was first runner-up for the 29th Best Annual Report award. Ascott's 2000 and 1999 annual reports received merit awards in previous years.

Issued by : **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : March 12, 2004

For more information, please contact:
Ida Lim, VP, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Email: ida.lim@the-ascott.com

Betsy Tan, Executive
Tel: (65) 6586 7234 Hp: (65) 9641 6920 Email: betsy.tan@the-ascott.com

---

The Ascott Group is a leading international serviced residence company with serviced residence units spanning the key cities of Europe, Asia, Australia and New Zealand.

Ascott's global presence comprises over 13,800 serviced residence units across 39 cities in 16 countries. These cities include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Ho Chi Minh City, Kuala Lumpur, Tokyo, Shanghai and Beijing in Asia; Sydney, Melbourne and Auckland in Australia and New Zealand; and Dubai in the Gulf region.

Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 20-year industry track record and serviced residence brands that enjoy strong recognition worldwide.

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The Group's flagship The Ascott luxury serviced residence brand projects an elegant lifestyle appealing to top executives. Its Somerset upper-tier brand offers stylish, contemporary living for senior to upper management executives. The mid-tier Oakford brand in Australia and Citadines brand in Europe provide corporate executives with comfortable city residences.

Listed on the mainboard of the Singapore Exchange, the Group is the serviced residence arm of CapitaLand Limited, one of the largest listed property companies in Asia.

Headquartered in Singapore, CapitaLand's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's hospitality businesses in hotels and serviced residences span more than 60 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit the Group's website at www.the-ascott.com

- End -

82-4507

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
N° 8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

March 12, 2004
For Immediate Release
Contact:
Ida Lim (65) 9628 8339
Betsy Tan (65) 9641 6920

NEWS RELEASE

Ascott Awarded First Position In China's Prestigious 'Top 100 Serviced Residences' Ranking

The Ascott Group, a leading international serviced residence company, has won top position in the 'China's Top 100 Serviced Residences' ranking, beating more than 1,000 contenders in the country.

The ranking is organised by the China Commercial and Residential Property Association, Qing Hua University Real Estate Research Institute and World Executive Institute Weekly magazine. It is based on evaluations from real estate experts and Internet votes. Ascott received the award for its top ranking at a ceremony in Beijing on February 28.

Ascott's management arm, Ascott International, was ranked Number One for its professional management, branding and marketing of its eight serviced residences in Beijing, Shanghai, Dalian and Tianjin. The rating criteria also included the serviced residences' location, facilities, ambience and service. The 'China's Top 100 Serviced Residences' ranking is a category of the inaugural 'China's Top 500 Properties' listing.

The Ascott Group operates more than 13,800 serviced residence units in 39 cities in 16 countries in Europe, Asia, Australia and New Zealand. In China, Ascott is the largest international serviced residence operator, managing more than 1,600 serviced apartments. Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies.

Mr Eugene Lai, Ascott's chief executive officer, said: "The top ranking is the result of our focus on achieving consistently high product and service standards and our extensive operational experience. Having pioneered the serviced apartment product in Asia 20 years ago, we are now delighted to be recognised as the leading serviced residence operator in China."

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

- more -

82-4507

He added that Ascott's serviced residences help business executives and their families succeed in unfamiliar cities, and provide far more than accommodation. The residences offer guests a supportive community and organise activities to help them build networks, understand the culture and lifestyle, and enjoy family recreation.

Mr Yip Hoong Mun, Ascott's managing director in China, said: "In the six years that Ascott has been operating in China, we have built up a wealth of experience, market knowledge and strong network of business partnerships. Our serviced residences in China are performing well. We will leverage our experience, relationships and success in China to grow further."

Ascott targets to increase its portfolio in China to 4,000 serviced apartments by 2008, from its current 1,600 units. It plans to achieve this by operating more serviced residences in China's secondary cities, and by rolling out a mid-tier serviced residence brand to cater to the growing segment of domestic business travellers in the country. Ascott opened its first mid-tier residence in China, the 100-unit Luxury Serviced Residence in Beijing, in August.

The group's luxury-tier *The Ascott* serviced residence brand projects an elegant lifestyle appealing to top executives. Its upper-tier *Somerset* brand offers stylish, contemporary living for senior to upper management executives.

In Beijing, Ascott manages the 272-unit The Ascott Beijing, 221-unit Somerset Fortune Garden and mid-tier 100-unit Luxury Serviced Residence. In Shanghai, it operates the 248-unit The Ascott Pudong, 334-unit Somerset Grand Shanghai and 167-unit Somerset Xu Hui.

In China's secondary cities, Ascott also manages the 169-unit Somerset Olympic Tower in Tianjin and 106-unit Somerset Harbour Court in Dalian.

Ascott's serviced residences are located in or close to the central business district in each city. Each serviced apartment features a living / dining room separate from the bedroom, a fully-equipped kitchen, broadband Internet access and modern home entertainment system. Recreational facilities include a fitness centre and swimming pool, while business facilities include meeting rooms with videoconferencing equipment.

Issued by : **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811
Date : March 12, 2004

For more information, please contact:
Ida Lim, VP, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Email: ida.lim@the-ascott.com

Betsy Tan, Executive
Tel: (65) 6586 7234 Hp: (65) 9641 6920 Email: betsy.tan@the-ascott.com

About The Ascott Group's Serviced Residences In China

In Beijing

The Ascott Beijing -- 272 units, Chaoyang district
The luxury-tier residence in the city's CBD is close to the China World Trade Centre. It features designer fittings and extensive facilities including an indoor glass-roofed pool, fully-equipped fitness centre, and business centre. Units range from elegant one-bedroom suites to four-bedroom penthouses.

Somerset Fortune Garden -- 221 units, Chaoyang district
Located in the business area of Chaoyang district, Somerset Fortune Garden is near international schools, embassies and entertainment centres. Facilities include a gym, indoor heated pool and residents' lounge. Units range from one to four-bedroom suites, with private balconies and scenic city views.

Luxury Serviced Residence - 100 units, Chaoyang district
Located in Beijing's prime Chaoyang residential district, the mid-tier residence is near Scitech Plaza and Friendship Store shopping malls, Silk Market, Tiananmen Square, Forbidden City and Jianguomen subway station. Facilities include a gym, sauna, business centre, and lounge. Units range from one to four-bedroom apartments.

In Shanghai

The Ascott Pudong -- 248 units, Pudong district
Boasting spectacular views of the Huangpu River, the luxury-tier The Ascott Pudong offers facilities such as a business centre, indoor heated pool, gym, sauna, indoor tennis court and residents' lounge. Units range from one to four-bedroom designer suites and elegant penthouses.

Somerset Grand Shanghai -- 334 units, Luwan district
Located along Huai Hai Zhong Road, Somerset Grand Shanghai is in the heart of Shanghai's main business, shopping and dining belt. Facilities include an indoor heated swimming pool and an international kindergarten. Units range from one to three-bedroom suites.

Somerset Xu Hui - 167 units, Xu Hui district
Situated in the Xu Hui residential estate, Somerset Xu Hui is close to shopping and entertainment facilities in Huai Hai Zhong Road and Xujiahui. Facilities include a gym, indoor heated pool, lounge and tennis court. It offers spacious one to three-bedroom suites.

In Dalian

Somerset Harbour Court - 106 units, Zhongshan district
Part of the prime Dalian Asia Pacific Finance Centre in the city's CBD, the residence is a stroll from Dalian harbour's passenger station and a five-minute drive from the railway station. Facilities include a gym, business centre and lounge. Units comprise one and two-bedroom suites.

In Tianjin

Somerset Olympic Tower - 169 units, Heping district
In the heart of Tianjin's prime upmarket shopping area and residential district, Somerset Olympic Tower is close to international schools and the Tianjin railway station. Facilities include an indoor heated pool, gym, rooftop garden and barbecue area. Units range from one-bedroom suites to four-bedroom penthouses.

The Ascott Group is a leading international serviced residence company with serviced residence units spanning the key cities of Europe, Asia, Australia and New Zealand.

Ascott's global presence comprises over 13,800 serviced residence units across 39 cities in 16 countries. These cities include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Ho Chi Minh City, Kuala Lumpur, Tokyo, Shanghai and Beijing in Asia; Sydney, Melbourne and Auckland in Australia and New Zealand; and Dubai in the Gulf region.

Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 20-year industry track record and serviced residence brands that enjoy strong recognition worldwide.

The Group's flagship The Ascott luxury serviced residence brand projects an elegant lifestyle appealing to top executives. Its Somerset upper-tier brand offers stylish, contemporary living for senior to upper management executives. The mid-tier Oakford brand in Australia and Citadines brand in Europe provide corporate executives with comfortable city residences.

Listed on the mainboard of the Singapore Exchange, the Group is the serviced residence arm of CapitaLand Limited, one of the largest listed property companies in Asia.

Headquartered in Singapore, CapitaLand's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's hospitality businesses in hotels and serviced residences span more than 60 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit the Group's website at www.the-ascott.com

---

- End -

MASNET No. 104 OF 12.03.2004
Announcement No. 104

82-4507

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED - "COMPLIANCE WITH RULE 1207(5)(d) OF THE LISTING MANUAL"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust, has today issued an announcement on the above matter. Attached CMTML's announcement is for information.

CMT annc.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 12/03/2004 to the SGX

82-4507

MASNET No. 46 OF 12.03.2004
Announcement No. 46

CAPITAMALL TRUST

COMPLIANCE WITH RULE 1207(5)(d) OF THE LISTING MANUAL

For the purpose of complying with Rule 1207(5)(d) of the Listing Manual, CapitaMall Trust has obtained approval from SGX to prepare its financial statements in accordance with the Recommended Accounting Practice 7 (RAP 7): Reporting Framework for Unit Trusts issued by the Institute of Certified Public Accountants.

By Order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Winnie Tan
Company Secretary
12 March 2004

Submitted by Winnie Tan, Company Secretary, CapitaMall Trust Management Limited (as manager of CapitaMall Trust) on 12/03/2004 to the SGX

MASNET No. 108 OF 12.03.2004
Announcement No. 108

82-4507

CAPITALAND LIMITED

CAPITACOMMERCIAL TRUST: RECEIPT OF ELIGIBILITY-TO-LIST LETTER FROM THE SINGAPORE EXCHANGE

Further to the Company's announcement dated 6 February 2004 entitled "The Establishment of CapitaCommercial Trust and the Distribution *In Specie* of Units in CapitaCommercial Trust to Shareholders" (the "Announcement"), the Board of Directors of CapitaLand Limited (the "Company") is pleased to announce that Singapore Exchange Securities Trading Limited (the "SGX-ST") has today issued an eligibility-to-list letter (the "Letter") for the listing and quotation of the units (the "Units") in CapitaCommercial Trust ("CCT") on the Main Board of the SGX-ST by way of an introduction (the "Introduction"). Admission to the Official List of the SGX-ST is not an indication of the merits of the Units, CCT or the Introduction.

In connection with the listing of the Units on the SGX-ST, the Company will be convening an extraordinary general meeting ("EGM") of the shareholders of the Company ("Shareholders") to approve the distribution of approximately 60.0% of the issued Units to Shareholders in proportion to their shareholdings in the Company.

While certain information on CCT and the Introduction has been provided in the Announcement, more detailed information on CCT (including its properties and business, risk factors and distribution policy) will be set out in an introductory document to be issued in connection with the Introduction (the "Introductory Document"). The Introductory Document and a circular to Shareholders (the "Circular") to convene the EGM will be despatched to Shareholders shortly.

In the meantime, Shareholders are advised to refrain from taking any action in relation to their shares in the Company which may be prejudicial to their interests until they or their advisers have considered the information in the Introductory Document and the Circular, as well as the recommendations to be set out in the Circular.

By Order of the Board

Tan Wah Nam
Company Secretary
Singapore, 12 March 2004

Submitted by Tan Wah Nam, Company Secretary on 12/03/2004 to the SGX

MASNET No. 66 OF 15.03.2004
Announcement No. 66

82-4507

CAPITALAND LIMITED

CHANGE OF INTEREST IN SUBSIDIARY

The Board of Directors (the "Board") of CapitaLand Limited ("CapitaLand") refers to its announcement dated 6 February 2004 (the "6 February Announcement") in relation to, *inter alia*, the establishment of a new real estate investment trust known as CapitaCommercial Trust ("CCT") by CapitaLand.

Further to the 6 February Announcement, the Board wishes to announce that it has, in connection with the establishment of CCT, received a redemption notice from its wholly-owned subsidiary, CapitaLand Commercial Limited ("CCL"), in respect of 500,000 redeemable convertible non-cumulative preference shares ("RPS") currently held by CapitaLand in the issued capital of CCL (the "Redemption").

The Redemption was effectuated today *via* the allotment and issuance to CapitaLand of 1,000 ordinary shares of par value S$1.00 each in the capital of CCL ("Shares") for each RPS so redeemed, in accordance with the Articles of Association of CCL.

Consequent to the Redemption, the share capital of CCL has changed from S$1,316,031,127 comprising 1,316,031,127 Shares and S$500,000 comprising 500,000 RPS, to S$1,816,031,127 comprising 1,816,031,127 Shares.

CapitaLand's interest in CCL remains unchanged at 100 per cent. following the Redemption.

By Order of the Board

Tan Wah Nam
Company Secretary
15 March 2004

Submitted by Tan Wah Nam, Company Secretary on 15/03/2004 to the SGX

82-4507

CAPITALAND LIMITED

ESTABLISHMENT OF MALAYSIAN SUBSIDIARY, PREMAS TOTAL ASSET SERVICES SDN BHD

The Board of Directors of CapitaLand Limited ("CapitaLand") is pleased to announce that its indirect wholly-owned subsidiary, PREMAS Investments Pte Ltd ("PREMAS"), has today entered into an agreement with Tan Sri Datuk Dr. Ahmad Tajuddin Bin Ali ("Dr Tajuddin"), Chairman of Gas Malaysia Sdn Bhd, for the establishment of PREMAS Total Asset Services Sdn Bhd ("PTAS"), a private limited company to be incorporated in Malaysia.

PTAS will provide integrated corporate services, facility management services and consulting, advisory and technical audit services.

PTAS will be capitalised at RM 200,000 (approximately S$100,000) through the issue of 200,000 ordinary shares of RM 1 each. PREMAS will hold 70% of the issued share capital of PTAS and the balance 30% will be held by Dr Tajuddin.

Dr Tajuddin is a member of the International Advisory Panel of CapitaLand and also a Director of CapitaLand Financial Limited, another wholly-owned subsidiary of CapitaLand. Dr Tajuddin will also be appointed a Director of PREMAS International Limited, the holding company of PREMAS and a wholly-owned subsidiary of CapitaLand.

PTAS will provide PREMAS with a strategic platform to grow its business and to establish its brand name in Malaysia.

This transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2004.

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the transaction.

By Order of the Board

Tan Wah Nam
Company Secretary
16 March 2004

Submitted by Tan Wah Nam, Company Secretary on 16/03/2004 to the SGX

MASNET No. 63 OF 16.03.2004
Announcement No. 63

82-4507

CAPITALAND LIMITED

RECEIVED
2004 APR 21 A 9:54

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of CapitaLand Limited (the "**Company**") will be held at STI, 168 Robinson Road, Level 9 Capital Tower, Singapore 068912, on 12 April 2004 at 10.30 a.m. (or as soon thereafter following the conclusion or adjournment of the Annual General Meeting of the Company to be held at 10.00 a.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without amendment, the following Resolutions, of which Resolution 1 will be proposed as a Special Resolution, and Resolution 2 will be proposed as an Ordinary Resolution:

SPECIAL RESOLUTION

Resolution 1: Approval for the Capital Reduction and the Distribution *In Specie*

That:

(a) the sum standing to the credit of the share premium account of the Company be reduced by a maximum of S$952 million (the "**Capital Reduction**"), with such reduction to be effected by the distribution *in specie* of the said sum in the form of units ("**CCT Units**") in CapitaCommercial Trust (the "**Distribution *In Specie***") free of encumbrances and together with all rights attaching thereto on and from the date the Distribution *In Specie* is effected, to existing Shareholders, as at such date to be determined by the Directors of the Company as the date on which the Register of Members and the Transfer Books of the Company will be closed (the "**Books Closure Date**"), in the proportion of one CCT Unit for every five shares held by the Shareholders as at the Books Closure Date, fractional entitlements to be disregarded and to be disposed of or dealt with in such manner and for such purpose as the Directors deem fit in the interests of the Company; and

(b) the Directors of the Company and each of them be and is/are hereby authorised and empowered to complete and to do all such acts and things, and to approve, modify and execute such documents, as they may consider necessary or expedient to give effect to the Capital Reduction and the Distribution *In Specie*.

ORDINARY RESOLUTION

Resolution 2: Proposed Modifications to the CapitaLand Share Option Plan, the CapitaLand Performance Share Plan and the CapitaLand Restricted Stock Plan

That:

(a) Rule 11.1 of the CapitaLand Share Option Plan be and is hereby modified, in the manner and to the extent as set out in Appendix 2 to the circular to shareholders dated 16 March 2004 (the "**Circular**");

(b) Rule 9.1 of the CapitaLand Performance Share Plan be and is hereby modified, in the manner and to the extent as set out in Appendix 2 to the Circular; and

(c) Rule 9.1 of the CapitaLand Restricted Stock Plan be and is hereby modified, in the manner and to the extent as set out in Appendix 2 to the Circular.

By Order of the Board

Tan Wah Nam
Company Secretary

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Notes:

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and vote in his stead.

2. A member of the Company which is a corporation is entitled to appoint its authorised representative or proxy to vote on its behalf.

3. A proxy need not be a member of the Company.

4. The instrument appointing a proxy must be deposited at the registered office of the Company at 168 Robinson Road, #30-01 Capital Tower, Singapore 068912, not less than 48 hours before the time set for the Meeting.

This announcement is not an offer of securities for sale in the United States. Securities may not be sold in the United States unless they are registered or are exempt from registration. The Company does not intend to register any portion of this offering in the United States or to conduct a public offering in the United States. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the Company and its management, as well as financial statements. Copies of this announcement are not being, and should not be, distributed in or sent into the United States.

It may be unlawful to distribute these materials in certain jurisdictions.

Submitted by Tan Wah Nam, Company Secretary on 16/03/2004 to the SGX

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MASNET No. 64 OF 16.03.2004
Announcement No. 64

CAPITALAND LIMITED

CAPITACOMMERCIAL TRUST: DESPATCH OF CIRCULAR AND INTRODUCTORY DOCUMENT

The Board of Directors (the "**Board**") of CapitaLand Limited (the "**Company**") wishes to announce that the Company has today despatched the following documents to the shareholders of the Company ("**Shareholders**"):

(a) a circular dated 16 March 2004 (the "**Circular**"), together with a Notice of Extraordinary General Meeting, to Shareholders to convene an extraordinary general meeting ("**EGM**") of the Company to be held on 12 April 2004, for the purpose of approving, *inter alia*, the distribution of approximately 60% of the issued units (the "**Units**") in CapitaCommercial Trust ("**CCT**") to Shareholders in the proportion of one Unit for every five issued ordinary shares held in the capital of the Company as at a books closure date to be determined by the Board; and

(b) an introductory document dated 16 March 2004 (the "**Introductory Document**") to be issued in connection with the listing and quotation of the Units on the Main Board of Singapore Exchange Securities Trading Limited, setting out information on CCT, including its properties and business, risk factors and distribution policy.

Shareholders who do not receive the Circular and the Introductory Document within a week from the date hereof should contact the share registrar of the Company in Singapore, namely Lim Associates (Pte) Ltd, situated at 10 Collyer Quay #19-08, Ocean Building, Singapore 049315.

By Order of the Board

Tan Wah Nam
Company Secretary
Singapore, 16 March 2004

Submitted by Tan Wah Nam, Company Secretary on 16/03/2004 to the SGX

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MASNET No. 25 OF 16.03.2004
Announcement No. 25

CAPITALAND LIMITED

S$580MILLION CMBS FOR CCT MORE THAN FOUR TIMES OVERSUBSCRIBED

CL news release - CMBS.pc

Submitted by Tan Wah Nam, Company Secretary on 16/03/2004 to the SGX

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CapitaLand

NEWS RELEASE

For Immediate Release
16 March 2004

S$580million CMBS for CCT more than four times oversubscribed

Strong investor demand seen in Europe and Asia for all tranches

Singapore, 16 March 2004 – CapitaLand Limited ("CapitaLand") today announced that its recently launched US$340.6 million (S$580 million equivalent) rated Commercial Mortgage Backed Securities ("CMBS") issue has successfully closed with an over-subscription rate of more than four times. The issue, backed by CapitaCommercial Trust's ("CCT") initial portfolio of seven properties, received strong demand from a broad range of investors in Europe and Asia. The manager for CCT is CapitaCommercial Trust Management Limited ("CCTML").

Said Mr Liew Mun Leong, President & CEO of CapitaLand and Deputy Chairman of CCTML, "This fund-raising is a significant milestone in the creation of CCT, Singapore's first proposed commercial real estate investment trust ("REIT"). We are gratified that the international investment community has endorsed this CMBS issue. With the right financial structure and a good understanding of investor needs, we were able to tap the global capital markets on extremely competitive terms. We also capitalised on the excellent interest rate window which allowed us to achieve a very low blended rate to the benefit of CCT. "

Details on the CMBS

The Notes were issued via special purpose company Silver Loft Investment Corporation Limited in four classes, all of which have been rated by the three international rating agencies, namely Fitch, Moody's and Standard & Poor's. The ratings are as follows :

Class	Indicative Size	Rating
A1	US$ 90 million	AAA/Aaa/AAA
A2	US$ 147 million	AAA/Aaa/AAA
A3	US$ 47 million	AA/Aa2/AA
A4	US$ 56.6 million	A/A2/A
Total	US$340.6 million or S$580 million equivalent	

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All the Notes carry quarterly coupon payments and have an expected maturity in March 2009. The Class A2 Notes carry an early redemption feature for a period commencing at the end of year 2 until the expected maturity in March 2009. Applications have been made to list the notes on the Singapore Exchange Securities Trading Limited ("SGX-ST") and the Luxembourg Stock Exchange.

HVB Group is the Lead Manager, Global Coordinator and Joint Bookrunner for the CMBS issue, while DBS Bank and JPMorgan are the Co-Managers and Joint Bookrunners.

Background to CCT

On 6 February 2004, CapitaLand had announced the proposed creation of CCT and the proposed distribution of approximately 60% of CCT units to CapitaLand's shareholders via a capital reduction exercise and a pro-rated distribution in specie. In conjunction with this proposal, CapitaLand intends to list the CCT units on the SGX-ST by way of introduction. The creation of CCT, Singapore's first commercial real estate investment trust (or REIT), is subject to approvals from CapitaLand's shareholders, the SGX-ST and other regulatory authorities. CapitaLand Financial Limited, the real estate financial services arm of CapitaLand, together with DBS Bank and JPMorgan, are the advisors for the CCT transaction.

Issued by CapitaLand Limited

For enquiries, please contact :

Analyst Contact
Harold Woo
Equity Markets
Telephone: 68233 210

Media Contact
Julie Ong
Corporate Communications
Telephone: 68233 541

MASNET No. 73 OF 16.03.2004
Announcement No. 73

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CAPITALAND LIMITED

CAPITACOMMERCIAL TRUST (CCT) PROPOSES TO START TRADING IN MAY 2004 SUBJECT TO RELEVANT APPROVALS

CCT Intro Doc News Release 16Mar04.final

Submitted by Tan Wah Nam, Company Secretary on 16/03/2004 to the SGX

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CapitaLand

For Immediate Release
16 March 2004

NEWS RELEASE

CapitaCommercial Trust (CCT) proposes to start trading in May 2004 subject to relevant approvals

Forecast for annualised distribution per CCT unit raised by 6.6%*

Singapore, 16 March 2004 - CapitaLand Limited (CapitaLand) has despatched the Introductory Document relating to the listing of CCT on the Main Board of Singapore Exchange Securities Trading Limited (SGX-ST) and a shareholders' circular to CapitaLand shareholders. The aim of the circular is to seek approval from CapitaLand shareholders for the proposed distribution *in specie* of approximately 60% of the issued CCT units to CapitaLand's shareholders via a capital reduction at an Extraordinary General Meeting (EGM) to be held on 12 April 2004. Thereafter, approval from the High Court for the capital reduction will be sought.

Upon receiving the approvals, CapitaLand shareholders will receive CCT units in proportion to their shareholdings in CapitaLand. For every 1,000 CapitaLand shares held as at a books closure date to be announced, CapitaLand shareholders will get 200 CCT units (*i.e.* one CCT unit for every five shares held).

Shareholders will then hold two listed investments, namely CapitaLand shares and CCT units, traded separately on the SGX-ST. Trading of CCT units is expected to commence on or around 19 May 2004. The CCT units will be traded in board lots of 1,000 units. However, a temporary odd-lot counter will be set up for two calendar months from the date of commencement of trading to allow trading in board lots of 100 units.

CCT is Singapore's first commercial real estate investment trust with a portfolio of seven commercial properties variously located in their respective prime micro-markets in Singapore's Central Business District. All seven buildings are located adjacent or close to MRT stations. As at 31 December 2003, CCT's portfolio has a total value of about S$2.018 billion, a combined net lettable area of about 1.8 million square feet (169,080 square metres) and, in respect of the two car park properties, 1,867 car park lots. The seven properties are :

- Capital Tower
- 6 Battery Road
- Starhub Centre
- Robinson Point
- Bugis Village
- Golden Shoe Car Park
- Market Street Car Park

68% of the total portfolio net lettable area are Grade A office buildings with about 40% (by appraised value) of the portfolio being freehold or 999-year leasehold. The remaining are primarily held on 99-year tenure leases. Quality tenants include Government of Singapore Investment Corporation Pte Ltd, Cisco Systems (USA) Pte Ltd, JPMorgan Chase Bank, Nomura Singapore Limited, Standard Chartered Bank and Starhub Pte Ltd, some of whom occupy their premises on long-term leases. The portfolio's committed occupancy rate was 94.9% as at 31 December 2003, which was substantially higher than the market average of 82.1%.

Qualifying unitholders stand to benefit from tax transparency as they receive distributions on a gross basis and pay tax subsequently at their own applicable income tax rate. In addition, following the 2004 Budget announcement on 27 February 2004, individuals who hold CCT units as investment assets will enjoy not only tax transparency, but also tax exemption on the distribution received from CCT. However, this tax transparency and tax exemption does not extend to individuals who hold the CCT units through a partnership.

Forecast distribution per unit raised from 5.33 cents to 5.68 cents*

CCT has forecast a higher annualised distribution per unit of 5.68 cents per unit, for the period from 1 May to 31 December 2004 and the full year of 2005. This is 6.6% higher than the initial forecast distribution of 5.33 cents per unit that had been announced earlier on 6 February 2004.

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The higher distribution is due to the favourable borrowing cost that has been locked in with the recent close of the US$340.6 million (S$580 million equivalent) rated Commercial Mortgage-Backed Securities (CMBS) issue backed by the seven commercial properties in CCT's portfolio.

CCT will thus enjoy optimal long-term Singapore dollar funding as well as a prudent interest rate structure which will provide 100% fixed rate hedging during the first two years, and an average of 63% hedging over five years. The strong investor demand for the CMBS is attributed to, inter alia, the high ratings from credit rating agencies and the diversified nature of the assets backing the notes. In addition, the manager of CCT, CapitaCommercial Trust Management Limited (CCTML), is committed to support, to the extent possible, stable cash distribution of 5.68 cents per unit to unitholders until December 2008 by receiving part or all of its management fee in units rather than cash.

Directors and Key Executive Officers of CCTML

The Board of Directors of CCTML consists of Mr Sum Soon Lim (Chairman), Mr Liew Mun Leong (Deputy Chairman), three other representatives of CapitaLand, namely, Mr Kee Teck Koon, Mr Lui Chong Chee and Mr Soong Hee Sang, as well as three independent directors, namely, Mr Stewart Fraser Ewen, Mr Fong Kwok Jen and Mr Ho Swee Huat.

Mr Sum Soon Lim is currently a Non-Executive Director of CapitaLand Limited and Corporate Advisor to Singapore Technologies Pte Ltd and Temasek Holdings (Private) Limited. Mr Sum is also a director of Chartered Semiconductor Manufacturing Ltd, Singapore Technologies Telemedia Pte Ltd, Singapore Health Services Pte Ltd and Singapore Press Holdings Ltd among others, and a Member of the Securities Industry Council.

Mr Soong Hee Sang has been appointed the Chief Executive Officer of CCTML. At CapitaLand Commercial Limited, Mr Soong managed the office and industrial property portfolios. CCTML's Finance Manager is Ms Ang Siew Yan, who has been transferred from CapitaMall Trust Management Ltd (the manager of CapitaMall Trust) to CCTML with effect from 16 March 2004.

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CCT Growth Strategy

Said Mr Soong Hee Sang, CEO of CCTML, "Leveraging on CapitaLand's integrated property delivery platform, growth for CCT will be achieved through pro-active asset management and acquisition of yield-accretive properties. CCT will benefit from its relationship with CapitaLand by drawing upon CapitaLand's expertise and best practices in managing commercial properties, as well as significant knowledge and experience in commercial properties and property markets and extensive industry network in potential acquisitions. Of the 46 million square feet of office space in the Central Business District, the CCT portfolio accounts for only about 4%. There is therefore scope for CCT to grow via acquisitions."

Indicative Timetable

Date & time of EGM	:	12 April 2004 at 10.30 a.m.[+]
Expected date for High Court approval of the capital reduction	:	*4 May 2004*
Expected books closure date for the distribution in specie	:	*14 May 2004 at 5.00 p.m.*
Expected date for crediting CCT units into the securities accounts of shareholders	:	*18 May 2004*
Expected date for commencement of trading of CCT units on the SGX-ST	:	*19 May 2004*

The timetable above is only indicative and the actual dates of the above events in italics will be announced in due course.

Analyst Contact
Harold Woo
Equity Markets
Telephone: 68233 210

Media Contact
Julie Ong
Corporate Communications
Telephone: 68233 541

Shareholder Helpline Telephone: 6536 1188

More information on CCT can also be found on the website: www.capitacommercial.com

* The forecast and projected distribution per CCT unit is based on the assumptions set out in the section "Profit Forecast and Profit Projection" of the Introductory Document.

+ or as soon thereafter following the conclusion or adjournment of the Annual General Meeting of CapitaLand to be held at 10.00 a.m. on the same day and at the same place

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IMPORTANT NOTICE

Holders of units in CCT have no right to request CapitaCommercial Trust Management Limited (as manager of CCT) (the "Manager") to redeem or purchase their units for so long as the units are listed on the SGX-ST. It is intended that unitholders may only deal in their units through trading on the SGX-ST. The listing of the units on the SGX-ST does not guarantee a liquid market for the units.

You should read the introductory document dated 16 March 2004 issued in connection with the listing of CCT on the SGX-ST ("Introductory Document") carefully before taking any action in respect of the units in CCT or deciding whether to purchase units in CCT in the secondary market.

This press release is not an offer of securities for sale in the United States. Securities may not be sold in the United States unless they are registered or are exempt from registration. Neither CapitaLand Limited nor the Manager intends to register the introduction of the units in the United States or to conduct a public offering in the United States. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about CapitaLand Limited, the Manager, CCT and/or their respective management, as well as financial statements. Copies of this press release are not being, and should not be, distributed in or sent into the United States.

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MASNET No. 80 OF 16.03.2004
Announcement No. 80

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "APPOINTMENT OF FINANCE MANAGER"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust, has today issued an announcement on the above matter. Attached CMTML's announcement is for information.

CMT annc.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 16/03/2004 to the SGX

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MASNET No. 71 OF 16.03.2004
Announcement No. 71

CAPITAMALL TRUST

APPOINTMENT OF FINANCE MANAGER

The Board of Directors of CapitaMall Trust Management Limited ("CMTML"), the Manager of CapitaMall Trust, wishes to announce that Mr Lim Beng Chee has been appointed Acting Finance Manager of CMTML in place of Ms Ang Siew Yan, Finance Manager, who has been transferred to CapitaCommercial Trust Management Limited (the manager of newly established CapitaCommercial Trust) with effect from 16 March 2004.

By Order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Winnie Tan
Company Secretary
16 March 2004

Submitted by Winnie Tan, Company Secretary, CapitaMall Trust Management Limited (as manager of CapitaMall Trust) on 16/03/2004 to the SGX

MASNET No. 33 OF 17.03.2004
Announcement No. 33

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CAPITALAND LIMITED

CHANGES IN SHARE CAPITAL OF WHOLLY-OWNED SUBSIDIARY, STAMFORD HOLDINGS PTE LTD

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce the following in respect of its wholly-owned subsidiary, Stamford Holdings Pte Ltd ("Stamford Holdings"):

(a) Capital Reduction

The issued and paid-up share capital of Stamford Holdings was reduced (the "Capital Reduction") from S$50,000,000 comprising 50,000,000 ordinary shares of S$1.00 each ("Shares") to S$27,600,000 comprising 27,600,000 Shares by the cancellation of part of its total issued and paid-up share capital of S$22,400,000 comprising 22,400,000 Shares.

The Capital Reduction was confirmed by the High Court of the Republic of Singapore and a copy of the Order of Court confirming the Capital Reduction was lodged with the Registrar of Companies and Businesses in Singapore today.

(b) Increase in Authorised, Issued and Paid-Up Share Capital

Subsequent to the Capital Reduction, Stamford Holdings will increase its authorised share capital from S$50,000,000 comprising 50,000,000 Shares to S$50,740,000 comprising 50,000,000 Shares and 7,400,000 Class 1 convertible non-cumulative redeemable preference shares of S$0.10 each ("Class 1 RPS").

CapitaLand will subscribe for the 7,400,000 Class 1 RPS at par value of S$0.10 and a share premium of S$0.90 per Class 1 RPS (the "Subscription") on 18 March 2004. The aggregate consideration for the Subscription of the amount of S$7,400,000 will be internally funded.

Consequent to the Capital Reduction and the Subscription, CapitaLand will hold 27,600,000 Shares and 7,400,000 Class 1 RPS in the share capital of Stamford Holdings.

CapitaLand's interest in Stamford Holdings will remain unchanged at 100 per cent. following the Capital Reduction and the Subscription.

The Capital Reduction and the Subscription are not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand group for the financial year ending 31 December 2004.

By Order of the Board

Tan Wah Nam
Company Secretary
17 March 2004

Submitted by Tan Wah Nam, Company Secretary on 17/03/2004 to the SGX

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MASNET No. 1 OF 19.03.2004
Announcement No. 1

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "SGX-ST'S IN-PRINCIPLE APPROVAL FOR THE LISTING AND QUOTATION OF THE S$0.32 SHARES AND SHARES ARISING FROM THE EXERCISE OF OPTIONS AND AWARDS GRANTED PURSUANT TO THE MODIFIED RAFFLES HOLDINGS SHARE PLANS"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), had issued an announcement on 18 March 2004 on the above matter. Attached RHL's announcement is for information.

Raffles.18Mar04.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 19/03/2004 to the SGX

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MASNET No. 74 OF 18.03.2004
Announcement No. 74

Raffles HOLDINGS | RAFFLES HOLDINGS LIMITED

SGX-ST'S IN-PRINCIPLE APPROVAL FOR THE LISTING AND QUOTATION OF THE S$0.32 SHARES AND SHARES ARISING FROM THE EXERCISE OF OPTIONS AND AWARDS GRANTED PURSUANT TO THE MODIFIED RAFFLES HOLDINGS SHARE PLANS

The Board of Directors (the "**Board**") of Raffles Holdings Limited (the "**Company**") wishes to refer to the announcement made by the Company on 28 January 2004 (the "**Announcement**") in respect of, *inter alia*, the proposed one-off capital distribution (the "**Capital Distribution**") of S$0.18 for each issued ordinary share of $0.50 each ("**Share**") in the capital of the Company to the shareholders of the Company ("**Shareholders**"), by way of a capital reduction exercise (the "**Capital Reduction**") to reduce the par value of each Share from S$0.50 to S$0.32.

Pursuant to the Capital Reduction, the Company's issued and paid-up share capital will be reduced from a maximum of S$1,044,147,703 divided into 2,088,295,406 Shares of S$0.50 each to S$668,254,530 divided into 2,088,295,406 Shares of S$0.32 each ("**S$0.32 Shares**") assuming that all outstanding share options granted to eligible participants of the Raffles Holdings Share Option Plan which are exercisable into Shares as at 29 February 2004 are exercised prior to a books closure date to be determined by the Directors to determine the entitlement of Shareholders to the Capital Distribution.

Further to the Announcement, the Board is pleased to announce that Singapore Exchange Securities Trading Limited ("**SGX-ST**") has today given its in-principle approval for the listing and quotation of the S$0.32 Shares. The SGX-ST has approved in-principle the Company's application for the listing and quotation of the S$0.32 Shares subject to Shareholders' approval at an extraordinary general meeting ("**EGM**") to be convened and confirmation from the High Court of Singapore for the Capital Reduction. Such approval from the SGX-ST is not to be taken as an indication of the merits of the Capital Reduction, the Capital Distribution or the Company.

The Company will be convening an EGM to approve the Capital Reduction and the Capital Distribution, as well as certain modifications proposed to be made to the Raffles Holdings Share Option Plan, the Raffles Holdings Performance Share Plan and the Raffles Holdings Restricted Stock Plan (collectively, the "**Raffles Holdings Share Plans**"). The Board is also pleased to announce that the SGX-ST has also today given its in-principle approval for the listing and quotation of Shares arising from the exercise of options or awards granted pursuant to the modified Raffles Holdings Share Plans subject to Shareholders' approval. Such approval from the SGX-ST is not to be taken as an indication of the merits of the Raffles Holdings Share Plans, the proposed modifications to the Raffles Holdings Share Plans, or the Company.

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Further details on, *inter alia*, the Capital Reduction and the Capital Distribution, and the proposed modifications to the Raffles Holdings Share Plans will be set out in a circular to Shareholders (the "**Circular**") which will be despatched to Shareholders shortly. In the meantime, Shareholders are advised to refrain from taking any action in relation to their shares in the Company which may be prejudicial to their interests until they or their advisers have considered the information in the Circular, as well as the recommendations to be set out in the Circular.

By Order of the Board

Emily Chin
Company Secretary
Singapore, 18 March 2004

Submitted by Emily Chin, Company Secretary on 18/03/2004 to the SGX

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MASNET No. 46 OF 19.03.2004
Announcement No. 46

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "STRIKING-OFF OF DORMANT INDIRECT WHOLLY-OWNED SUBSIDIARY, SOMERSET REALTY PTE LTD"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Somerset Realty.pd

Submitted by Jessica Lum, Assistant Company Secretary on 19/03/2004 to the SGX

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MASNET No. 24 OF 19.03.2004
Announcement No. 24

THE ASCOTT GROUP LIMITED

STRIKING-OFF OF DORMANT INDIRECT WHOLLY-OWNED SUBSIDIARY, SOMERSET REALTY PTE LTD

The Company wishes to announce that its dormant indirect wholly-owned subsidiary, Somerset Realty Pte Ltd, has further to its application, been struck off the Register of Companies pursuant to Section 344(4) of the Companies Act, Cap. 50, with effect from 10 March 2004 as published in the Government Gazette on 17 March 2004.

The striking-off of Somerset Realty Pte Ltd is not expected to have any material impact on the net tangible assets or earnings per share of the Company for the current financial year ending 31 December 2004.

By order of the Board
Shan Tjio
Company Secretary
19 March 2004

Submitted by Shan Tjio, Company Secretary on 19/03/2004 to the SGX

MASNET No. 57 OF 22.03.2004
Announcement No. 57

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "NOTICES OF ANNUAL GENERAL MEETING & EXTRAORDINARY GENERAL MEETING"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement is for information.

RHL's annc.pdf

Attachment to RHL's annc - Notice of AGM.

Attachment to RHL's annc - Notice of EGM

Submitted by Tan Wah Nam, Company Secretary on 22/03/2004 to the SGX

MASNET No. 14 OF 22.03.2004
Announcement No. 14

RAFFLES HOLDINGS LIMITED

Notices of Annual General Meeting & Extraordinary General Meeting

Raffles Holdings Limited is pleased to announce its Notices of Annual General Meeting and Extraordinary General Meeting attached hereto. The Summary Report 2003 and Circular to Shareholders have been accordingly despatched to shareholders today.

Notice of AGM.pdf

Notice of EGM.pdf

Submitted by Emily Chin, Company Secretary on 22/03/2004 to the SGX

Raffles
HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED
(Incorporated in the Republic of Singapore)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 9th Annual General Meeting of Raffles Holdings Limited (the "Company") will be held at The Ballroom, 3rd Floor, Raffles Hotel, 1 Beach Road, Singapore 189673 on Thursday, 15 April 2004 at 10.30 a.m. to transact the following business:

AS ORDINARY BUSINESS

1. To receive and adopt the Audited Accounts of the Company for the year ended 31 December 2003 together with the Reports of the Directors and the Auditors thereon.

2. To declare a First and Final Dividend of 4% or 2 cents per share, less Singapore tax, for the year ended 31 December 2003.

3. To re-elect the following Directors, each of whom retires by rotation pursuant to Article 91 of the Company's Articles of Association:

   a. Mr Cheng Wai Keung
   b. Mr Tham Kui Seng
   c. Mr Christopher Forbes

4. To re-elect the following Directors, each of whom retires by rotation pursuant to Article 97 of the Company's Articles of Association:

   a. Ms Jennie Chua Kheng Yeng
   b. Dr Loo Choon Yong
   c. Mr Giam Chin Toon
   d. Mr Aman Mehta

5. To approve the payment of Directors' fees of $278,000 for the year ended 31 December 2003. (2002: $284,055)

6. To re-appoint Messrs PricewaterhouseCoopers as Auditors of the Company and to authorise the Directors to fix their remuneration.

7. To transact any other ordinary business which may be properly transacted at an Annual General Meeting of the Company.

AS SPECIAL BUSINESS

8. To consider and if thought fit, to pass with or without modifications, the following resolutions as Ordinary Resolutions:

8A. "That the Directors be and are hereby authorised to:

(a) (i) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50% of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro-rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 20% of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("SGX-ST")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time of the passing of this Resolution, after adjusting for:

(a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time of the passing of this Resolution; and

(b) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier."

8B. "That the Directors be and are hereby authorised to:

(a) offer and grant options in accordance with the provisions of the Raffles Holdings Share Option Plan ("RHSOP"), and/or grant awards in accordance with the provisions of the Raffles Holdings Performance Share Plan ("RHPSP") and/or the Raffles Holdings Restricted Stock Plan ("RHRSP") respectively; and

(b) allot and issue from time to time such number of shares in the Company as may be required to be issued pursuant to the exercise of the options under the RHSOP and/or the vesting of awards under the RHPSP and/or the RHRSP respectively,

provided that the aggregate number of shares to be issued pursuant to the RHSOP, the RHPSP and the RHRSP shall not exceed 15% of the issued share capital of the Company from time to time."

8C. "That:

(a) approval be and is hereby given, for the purposes of Chapter 9 of the Listing Manual ("Chapter 9") of the SGX-ST, for the Company, its subsidiaries and associated companies that are considered to be "entities at risk" under Chapter 9, or any of them, to enter into any of the transactions falling within the types of Interested Person Transactions described in Appendix A of the Company's letter to shareholders dated 22 March 2004 (the "Letter"), with any party who is of the classes of Interested Persons described in Appendix A of the Letter, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for Interested Person Transactions (the "Shareholders Mandate");

(b) such Shareholders Mandate shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

(c) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the Shareholders Mandate and/or this Resolution."

By Order of the Board

Emily Chin
Company Secretary

Singapore, 22 March 2004

Notes:

1. *A Member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his/her stead. A proxy need not be a Member of the Company.*

2. *The instrument appointing a proxy must be deposited at the Registered Office of the Company at 2 Stamford Road #06-01, Raffles City Convention Centre, Singapore 178882 not less than forty-eight (48) hours before the time appointed for holding the Meeting.*

Additional information relating to the Notice of Annual General Meeting:

i. *The Ordinary Resolution proposed in item 8A above, if passed, will empower the Directors from the passing of this Resolution until the date of the next Annual General Meeting, to issue shares, make or grant instruments convertible into shares and to issue shares pursuant to such instruments, up to an amount not exceeding, in total, 50% of the issued share capital of the Company, of which up to 20% may be issued other than on a pro-rata basis to shareholders of the Company. For the purpose of determining the aggregate number of shares that may be issued, the percentage of issued share capital will be calculated based on the issued share capital of the Company at the time that the Resolution is passed, after adjusting for new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that the Resolution is passed, and any subsequent consolidation or subdivision of shares.*

ii. *The Ordinary Resolution proposed in item 8B above, if passed, will empower the Directors to offer and grant options, and/or grant awards under the RHSOP, the RHPSP and the RHRSP respectively, and to allot and issue shares in the Company pursuant to the exercise of the options and/or vesting of the awards, provided that the aggregate number of shares to be issued shall not exceed 15% of the issued share capital of the Company from time to time.*

iii. *The Ordinary Resolution proposed in item 8C above, if passed, will renew effective up to the next Annual General Meeting (unless earlier revoked or varied by the Company in general meeting) the Shareholders Mandate for the Company, its subsidiaries and associated companies that are considered "entities at risk" to enter in the ordinary course of business into certain types of transactions with specified classes of the Company's interested persons. The Shareholders Mandate, which was previously approved by shareholders at an Extraordinary General Meeting of the Company held on 16 April 2003, will be expiring at the forthcoming 9th Annual General Meeting, Particulars of the Shareholders Mandate, and the Audit Committee's confirmation (pursuant to Rule 920(1) of the Listing Manual) in respect of the proposed renewal of the Shareholders Mandate, are contained in the Company's letter to shareholders dated 22 March 2004.*

NOTICE IS HEREBY GIVEN that subject to approval being obtained at the 9th Annual General Meeting of the Company for the declaration of the First and Final Dividend which will be paid on 25 May 2004, the Transfer Books and Register of Members of the Company will be closed on 12 May 2004.

Registrable transfers received by the Company's Share Registrar, Lim Associates (Pte) Ltd, 10 Collyer Quay #19-08 Ocean Building, Singapore 049315 up to 5.00 p.m. on 11 May 2004 will be registered to determine shareholders' entitlement to the proposed dividends. Depositors whose securities accounts with The Central Depository (Pte) Limited are credited with shares as at 5.00 p.m. on 12 May 2004 will be entitled to the proposed dividends.

Raffles
HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED

(Incorporated in the Republic of Singapore)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Raffles Holdings Limited (the "**Company**") will be held at The Ballroom, 3rd Floor, Raffles Hotel, 1 Beach Road, Singapore 189673, on 15 April 2004 at 11.00 a.m. (or as soon thereafter following the conclusion or adjournment of the Company's 9th Annual General Meeting to be held at 10.30 a.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without amendment, the following Resolutions, of which Resolution 1 will be proposed as a Special Resolution, and Resolution 2 which will be proposed as an Ordinary Resolution:

SPECIAL RESOLUTION

Resolution 1: Approval for the Capital Reduction and Capital Distribution

That pursuant to Article 10(A) of the Company's Articles of Association and subject to the confirmation of the High Court of the Republic of Singapore:

(a) the authorised share capital of the Company be reduced from S$2,000,000,000 divided into 4,000,000,000 ordinary shares of S$0.50 each (of which a maximum of 2,088,295,406 ordinary shares of S$0.50 each have been or will be issued and are fully paid-up, or credited as fully paid-up), to S$1,280,000,000 divided into 4,000,000,000 ordinary shares of S$0.32 each (of which a maximum of 2,088,295,406 ordinary shares of S$0.32 each have been or will be issued and are fully paid-up, or credited as fully paid-up), and such reduction be effected by reducing and returning to the holders of the ordinary shares as at a books closure date to be determined by the Directors ("**Books Closure Date**"), the paid-up capital of the Company by a maximum of S$375,893,173 to the extent of S$0.18 on each ordinary share, and by reducing the par value of each ordinary share, both issued and unissued, from S$0.50 to S$0.32;

(b) subject to and forthwith upon the preceding resolution taking effect, the capital of the Company be increased to its former capital of S$2,000,000,000 by the creation of an additional 2,250,000,000 ordinary shares of S$0.32 each; and

(c) the Directors of the Company and each of them be and is/are hereby authorised and empowered to complete and do all such acts and things, and to approve, modify and execute such documents, as they or he may consider necessary or expedient to give effect to the resolutions above, with such modifications thereto (if any) as they or he shall think fit in the interests of the Company.

ORDINARY RESOLUTION

Resolution 2: Proposed Modifications to the Raffles Holdings Share Option Plan, the Raffles Holdings Performance Share Plan and the Raffles Holdings Restricted Stock Plan

That:

(a) Rule 11.1 of the Raffles Holdings Share Option Plan be and is hereby modified, in the manner and to the extent as set out in Appendix 2 to the circular to shareholders dated 22 March 2004 (the "**Circular**");

(b) Rule 9.1 of the Raffles Holdings Performance Share Plan be and is hereby modified, in the manner and to the extent as set out in Appendix 2 to the Circular; and

(c) Rule 9.1 of the Raffles Holdings Restricted Stock Plan be and is hereby modified, in the manner and to the extent as set out in Appendix 2 to the Circular.

By Order of the Board

Emily Chin
Company Secretary

Singapore, 22 March 2004

Notes:

1. *A Member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his/her stead. A proxy need not be a Member of the Company.*

2. *The instrument appointing a proxy must be deposited at the Registered Office of the Company at 2 Stamford Road #06-01, Raffles City Convention Centre, Singapore 178882 not less than forty-eight (48) hours before the time appointed for holding the Meeting.*

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MASNET No. 15 OF 23.03.2004
Announcement No. 15

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED – "DECLARATION OF INTERIM DIVIDEND/DISTRIBUTION"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), has today issued an announcement on the above matter. Attached AHL's announcement is for information.

Annc - 23 Mar 2004.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 23/03/2004 to the SGX

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AUSTRALAND AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT

23 March 2004

AUSTRALAND PROPERTY GROUP
DECLARATION OF INTERIM DIVIDEND / DISTRIBUTION

Australand Property Group today announced that the Directors have declared an interim dividend / distribution for the quarter ending 31 March 2004 of 4 cents per stapled security, comprising a 2.6 cent fully franked dividend and a 1.4 cent distribution, tax deferred to 22%. The dividend / distribution will be paid on Monday 3 May 2004 to securityholders registered as at 5.00pm on Wednesday 31 March 2004.

The Directors have also determined that the Distribution Reinvestment Plan (DRP) will continue to be operative for this dividend / distribution and securityholders will need to have lodged their election forms by 5.00pm on Wednesday 31 March 2004. In accordance with the DRP Rules, the issue price will be a 2.5% discount to the weighted average of all sales of stapled securities recorded on the ASX during the five trading days immediately following the record date and this will be announced on 8 April 2004.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182

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MASNET No. 8 OF 25.03.2004
Announcement No. 8

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "NOTICE OF ANNUAL GENERAL MEETING & LETTER TO SHAREHOLDERS IN RESPECT OF THE RENEWAL OF THE GENERAL MANDATE FOR INTERESTED PERSON TRANSACTIONS"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Ascott annc - 25 Mar 2004.pd

Attachment to Ascott's annc - Notice of AGM.| Attachment to Ascott's annc - Ltr to shareholders.

Submitted by Jessica Lum, Assistant Company Secretary on 25/03/2004 to the SGX

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MASNET No. 3 OF 25.03.2004
Announcement No. 3

THE ASCOTT GROUP LIMITED

Notice Of Annual General Meeting & Letter to Shareholders in respect of the Renewal of the General Mandate for Interested Person Transactions

The Ascott Group Limited is pleased to announce its Notice of Annual General Meeting attached hereto. The Annual Report and a letter to its shareholders in respect of the Renewal of the General Mandate for Interested Person Transactions have been despatched to shareholders today. A copy of the said letter is also attached hereto.

Notice-AGM2004. Letter to Shareholders - Renewal of general

Submitted by Shan Tjio, Company Secretary on 25/03/2004 to the SGX

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THE ASCOTT GROUP

THE ASCOTT GROUP LIMITED
(Incorporated in the Republic of Singapore)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the **24th Annual General Meeting of THE ASCOTT GROUP LIMITED** will be held at STI Room, Level 9, Capital Tower, 168 Robinson Road, Singapore 068912 on Friday, 16 April 2004 at 2.30 pm to transact the following business:

AS ORDINARY BUSINESS

1. To receive and adopt the audited accounts for the year ended 31 December 2003 and the Reports of the Directors and the Auditors thereon.

2. To declare a first and final dividend of 1.20 cents (6%), less tax, for the year ended 31 December 2003.

3. To approve Directors' fees of S$458,434 for the year ended 31 December 2003 (2002 : S$453,401).

4. To re-appoint Mr Lim Chin Beng, a Director retiring under Section 153(6) of the Companies Act, Chapter 50 of Singapore, to hold office from the date of this Annual General Meeting until the next Annual General Meeting.

5. To re-appoint the following Directors retiring by rotation under Article 102 of the Company's Articles of Association:

   (i) Mr Richard Edward Hale
   (ii) Mr S Chandra Das
   (iii) Mr Lim Jit Poh

6. To re-appoint KPMG as Auditors of the Company and to authorise the Directors to fix their remuneration.

7. To transact any other ordinary business which may properly be transacted at an Annual General Meeting.

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AS SPECIAL BUSINESS

8. To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

"That, authority be and is hereby given to the Directors of the Company to:

(a) offer and grant options in accordance with the provisions of the Ascott Share Option Plan ('ASOP'), and/or grant awards in accordance with the provisions of the Ascott Performance Share Plan ('APSP') and/or the Ascott Restricted Share Plan ('ARSP') respectively; and

(b) allot and issue from time to time such number of shares in the Company as may be required to be issued pursuant to the exercise of the options under the ASOP and/or the vesting of awards under the APSP and/or the ARSP respectively,

provided that the aggregate number of shares to be issued pursuant to the ASOP, the APSP and the ARSP does not exceed 15% of the issued share capital of the Company from time to time."

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9. To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

"That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ('**shares**') whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, '**Instruments**') that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding that the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50% of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro-rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 20% of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time of the passing of this Resolution, after adjusting for:

(a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time of the passing of this Resolution; and

(b) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the Singapore Exchange Securities Trading Limited for the time being in force (unless such compliance has been waived by the Singapore Exchange Securities Trading Limited) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier."

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10. To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

"That:

(a) approval be and is hereby given, for the purposes of Chapter 9 of the Listing Manual ('Chapter 9') of the Singapore Exchange Securities Trading Limited, for the Company, its subsidiaries and associated companies that are considered to be 'entities at risk' under Chapter 9, or any of them, to enter into any of the transactions falling within the types of Interested Person Transactions described in Appendix B of the Company's letter to shareholders dated 25 March 2004 (the 'Letter'), with any party who is of the classes of Interested Persons described in Appendix B of the Letter, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such Interested Person Transactions (the 'General Mandate');

(b) the General Mandate shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

(c) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the General Mandate and/or this Resolution."

By order of the Board

Shan Tjio
Company Secretary
25 March 2004
Singapore

Notes :

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. The instrument appointing the proxy must be lodged at the registered office of the Company at 8 Shenton Way #13-01, Temasek Tower, Singapore 068811 not less than 48 hours before the time set for the Meeting.

ADDITIONAL INFORMATION RELATING TO THE NOTICE OF THE 24TH ANNUAL GENERAL MEETING

Items 4 & 5 – Re-appointment of Directors
Mr Lim Chin Beng, who is over 70 years of age, will hold office until the 24th Annual General Meeting and is proposed for re-appointment as a Director pursuant to Section 153(6) of the Companies Act, Chapter 50 of Singapore.
Mr Richard Edward Hale, Mr S Chandra Das and Mr Lim Jit Poh are the Directors retiring by rotation at the forthcoming 24th Annual General Meeting, and, being eligible, have each offered himself for re-appointment.
Mr Lim Jit Poh and Mr S Chandra Das are the Chairman and members of the Audit Committee respectively, and both are independent Directors of the Company.
Information on the above Directors can be found on pages 51 to 53 of the Annual Report.

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Item 8 - Authority to grant options and/or awards and to issue shares pursuant to the Ascott Share Option Plan ('ASOP'), Ascott Performance Share Plan ('APSP') and Ascott Restricted Share Plan ('ARSP')
This resolution, if passed, will empower the Directors to offer and grant options, and/or grant awards, under the ASOP, the APSP and/or the ARSP respectively, and to allot and issue shares in the Company pursuant to the exercise of options and/or vesting of awards, provided that the aggregate number of shares to be issued shall not exceed 15% of the issued share capital of the Company from time to time. The ASOP was approved by shareholders at an Extraordinary General Meeting of the Company ('EGM') held on 23 October 2000 and modified at an EGM held on 18 April 2002 in conjunction with the approval by shareholders, at the latter EGM, of the APSP and the ARSP.

Item 9 - General share issue mandate
This resolution, if passed, will empower the Directors from the date of this Meeting until the conclusion of the next Annual General Meeting, or the date by which the next Annual General Meeting is required by law to be held or when varied or revoked by the Company in general meeting, whichever is the earlier, to issue shares, make or grant instruments convertible into shares and to issue shares pursuant to such instruments, up to an amount not exceeding, in total, 50% of the issued share capital of the Company, of which up to 20% may be issued other than on a *pro-rata* basis to shareholders of the Company. For the purpose of determining the aggregate number of shares that may be issued, the percentage of issued share capital will be calculated based on the issued share capital of the Company at the time that this resolution is passed, after adjusting for new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that this resolution is passed, and any subsequent consolidation or subdivision of shares.

Item 10 - Renewal of general mandate for interested person transactions
This resolution, if passed, will renew effective up to the conclusion of the next Annual General Meeting of the Company (unless earlier revoked or varied by the Company in general meeting), the shareholders' mandate for general business transactions ('General Mandate') to enable the Company, its subsidiaries and associated companies which are considered 'entities at risk' to enter, in the ordinary course of business, into the types of mandated transactions with the specified classes of the Company's interested persons. The General Mandate, which was previously approved by shareholders at an Extraordinary General Meeting of the Company held on 30 April 2003, will be expiring at the 24th Annual General Meeting. Particulars of the General Mandate, and the Audit Committee's confirmation (pursuant to Rule 920(1) of the Listing Manual of the Singapore Exchange Securities Trading Limited) in respect of the proposed renewal of the General Mandate, are contained in the Company's letter to shareholders dated25 March 2004.

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THE ASCOTT GROUP LIMITED
(Incorporated in the Republic of Singapore)
Registered office:
8 Shenton Way #13-01, Temasek Tower, Singapore 068811

To: The Shareholders of The Ascott Group Limited
("Shareholders")

Dear Sir/Madam

Renewal of the general mandate for interested person transactions

We refer to item 10 of the Notice of the 24th Annual General Meeting of the Company ("24th AGM") which is an Ordinary Resolution ("Resolution 10") to be proposed at the 24th AGM for the renewal of the Company's general mandate for interested person transactions. The purpose of this letter is to provide Shareholders with information relating to Resolution 10.

1. Background

At an Extraordinary General Meeting of the Company held on 30 April 2003 (the "EGM"), Shareholders had approved a general mandate for interested person transactions for the purposes of Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited which enabled the Company, its subsidiaries and associated companies that are considered to be "entities at risk" within the meaning of Chapter 9 of the Listing Manual, to enter in the ordinary course of business into any of the mandated transactions with specified classes of the Company's interested persons, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such transactions (the "General Mandate").

General information on the listing rules relating to interested person transactions, including the meanings of terms such as "associate", "entity at risk", "interested person" and "interested person transaction" used in Chapter 9 of the Listing Manual, is set out in Appendix A of this letter.

2. Renewal of the General Mandate

Under Chapter 9 of the Listing Manual, a general mandate for transactions with interested persons is subject to annual renewal. The General Mandate approved at the EGM was expressed to continue in force until the next Annual General Meeting of the Company, being the 24th AGM, which is to be held on 16 April 2004. Accordingly, it is proposed that the General Mandate be renewed at the 24th AGM, to take effect until the conclusion of the 25th AGM of the Company.

The nature of the interested person transactions and the classes of interested persons in respect of which the General Mandate is sought to be renewed remain unchanged. Particulars of the General Mandate, including the rationale for, the benefits to be derived by the Company, as well as the review procedures for determining transaction prices with the specified classes of interested persons, are set out in Appendix B of this letter.

3. Audit Committee's statement

The Audit Committee of the Company confirms that:

(a) the methods or procedures for determining the transaction prices under the General Mandate have not changed since the EGM; and

(b) the methods or procedures referred to in (a) above are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

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4. **Directors' and substantial shareholders' interests**

The interests of the Directors and substantial shareholders of the Company in the issued share capital of the Company as at 26 February 2004 can be found on pages 74 to 80 and page 141 of the Company's Annual Report 2003.

Messrs Lim Chin Beng, Liew Mun Leong, Eugene Paul Lai Chin Look, Richard Edward Hale, Kee Teck Koon and Lui Chong Chee (alternate Director to Mr Liew Mun Leong) who are directors and/or executive officers of CapitaLand Limited ("CapitaLand"), will abstain from voting their shareholdings (if any) in the Company on Resolution 10 relating to the renewal of the General Mandate at the forthcoming 24th AGM.

CapitaLand, Singapore Technologies Pte Ltd and Temasek Holdings (Private) Limited and their respective associates, being interested persons in relation to the proposed renewal of the General Mandate, will abstain from voting their respective shareholdings (if any) in the Company on Resolution 10 relating to the renewal of the General Mandate at the forthcoming 24th AGM.

5. **Recommendation**

The Directors who are considered independent for the purposes of the proposed renewal of the General Mandate are Messrs S Chandra Das, Goh Hup Jin, Lim Jit Poh and Wong Chin Huat, David. They are of the opinion that the entry into the Interested Person Transactions (as described in paragraph 6 of Appendix B) between the Listed Group (as described in paragraph 2 of Appendix B) and the Interested Persons (as described in paragraph 5 of Appendix B) in the ordinary course of business will enhance the efficiency of the Listed Group and is in the best interests of the Company. For the reasons set out in paragraphs 2, 4 and 7 of Appendix B, they recommend that Shareholders vote in favour of Resolution 10 for the renewal of the General Mandate at the forthcoming 24th AGM.

6. **Responsibility statement**

The Directors collectively and individually accept responsibility for the accuracy of the information given in this letter and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this letter are fair and accurate and that there are no material facts the omission of which would make any statement in this letter misleading.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made or opinions expressed in this letter.

Shareholders who are in any doubt as to the action they should take, should consult their stockbrokers or other professional advisers immediately.

Yours faithfully
THE ASCOTT GROUP LIMITED

Shan Tjio
Company Secretary
25 March 2004
Singapore

GENERAL INFORMATION RELATING TO CHAPTER 9 OF THE LISTING MANUAL

The rules of the Singapore Exchange Securities Trading Limited ("SGX-ST") governing transactions between a listed company, as well as transactions by its subsidiaries and associated companies that are considered to be "at risk", with the listed company's interested persons, are contained in Chapter 9 of the Listing Manual of the SGX-ST.

Except for any transaction which is below S$100,000 in value and certain transactions which, by reason of the nature of such transactions, are not considered to put the listed company at risk to its interested person, and hence, are excluded from the ambit of Chapter 9 of the Listing Manual, when this Chapter applies to a transaction with a listed company's interested person and the value of the transaction alone or on aggregation with other transactions conducted with the same interested person during the financial year reaches or exceeds certain materiality thresholds (which are based on the listed company's latest audited consolidated net tangible assets ("NTA")), the listed company is required to make an immediate announcement, or to make an immediate announcement and seek its shareholders' approval for the transaction. In particular, shareholders' approval is required for an interested person transaction of a value equal to, or exceeding:

(a) 5% of the listed company's latest audited consolidated NTA[(Note)]; or

(b) 5% of the listed company's latest audited consolidated NTA, when aggregated with the values of all other transactions entered into with the same interested person (as such term is construed under Chapter 9 of the Listing Manual) during the same financial year.

(Note: Based on the audited consolidated accounts of The Ascott Group Limited (the "Company") and its subsidiaries (together with the Company, collectively, the "Group") for the financial year ended 31 December 2003, the NTA of the Group was S$1,232,290,539. Accordingly, in relation to the Company, for the purpose of Chapter 9 of the Listing Manual, in the current financial year and until the audited consolidated accounts of the Group are published for the financial year ended 31 December 2004, 5% of the Company's latest consolidated NTA would be S$61,614,527.)

Chapter 9 of the Listing Manual allows a listed company to seek a mandate from its shareholders for recurrent transactions of a revenue or trading nature or those necessary for its day-to-day operations such as the purchase and sale of supplies and materials (but not for the purchase or sale of assets, undertakings or businesses) which may be carried out with the listed company's interested persons. Chapter 9 also requires a general mandate to be subject to annual renewal.

For the purposes of Chapter 9 of the Listing Manual:

an "entity at risk" means:

(i) the listed company;

(ii) a subsidiary of the listed company that is not listed on the SGX-ST or an approved exchange;

(iii) an associated company of the listed company that is not listed on the SGX-ST or an approved exchange, provided that the listed company and/or its subsidiaries (the "listed group"), or the listed group and its interested person(s), has control over the associated company;

an "interested person" means a director, chief executive officer or controlling shareholder of the listed company or an associate of such director, chief executive officer or controlling shareholder;

an "associate" in relation to an interested person who is a director, chief executive officer or controlling shareholder, includes an immediate family member (that is, the spouse, child, adopted child, step-child, sibling or parent) of such director, chief executive officer or controlling shareholder, the trustees of any trust of which the director/his immediate family, the chief executive officer/his immediate family or the controlling shareholder/his immediate family is a beneficiary, or in the case of a discretionary trust, is a discretionary object, and any company in which the director/his immediate family, the chief executive officer/his immediate family or the controlling shareholder/his immediate family has or have an aggregate interest (directly or indirectly) of 30% or more, and, where a controlling shareholder is a corporation, its subsidiary or holding company or fellow subsidiary or a company in which it and/or they have (directly or indirectly) an interest of 30% or more;

an "approved exchange" means a stock exchange that has rules which safeguard the interests of shareholders against interested person transactions according to similar principles as Chapter 9;

an "interested person transaction" means a transaction between an entity at risk and an interested person; and

a "transaction" includes the provision or receipt of financial assistance; the acquisition, disposal or leasing of assets; the provision or receipt of services; the issuance or subscription of securities; the granting of or being granted options; and the establishment of joint ventures or joint investments, whether or not entered into in the ordinary course of business, and whether entered into directly or indirectly.

GENERAL MANDATE FOR INTERESTED PERSON TRANSACTIONS

1. Introduction

It is envisaged that in the normal course of their businesses, transactions between The Ascott Group Limited (the "Company"), its subsidiaries and associated companies and the Company's interested persons are likely to occur from time to time. Such transactions would include, but are not limited to, the provision of goods and services in the ordinary course of business of the Company, its subsidiaries and associated companies to the Company's interested persons or the obtaining of goods and services from them.

2. Rationale for the General Mandate

In view of the time-sensitive and recurrent nature of commercial transactions, the obtaining of a general mandate (the 'General Mandate") pursuant to Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited will enable the Company, its subsidiaries and associated companies which are considered to be "entities at risk" within the meaning of Chapter 9 of the Listing Manual (together, the "Listed Group"), or any of them, in the ordinary course of their businesses, to enter into the categories of transactions (the 'Interested Person Transactions") set out in paragraph 6 below with the classes of the Company's interested persons (the "Interested Persons") set out in paragraph 5 below, provided that such Interested Person Transactions are made on normal commercial terms and are not prejudicial to the interests of the Company and the minority Shareholders.

3. Scope of the General Mandate

3.1 The General Mandate will cover a wide range of transactions arising in the normal course of business operations of the Listed Group, in particular, those relating to its principal businesses of investment holding and management of serviced residences, and of non-serviced residence properties, such as retail properties and hotel/resorts, and those relating to its ancillary activities that include the management and operation of hotel and leisure properties.

3.2 The General Mandate will not cover any transaction by a company in the Listed Group with an Interested Person that is below S$100,000 in value, as the threshold and aggregation requirements contained in Chapter 9 of the Listing Manual would not apply to such a transaction.

3.3 Transactions by the Listed Group with Interested Persons that do not fall within the ambit of the General Mandate will be subject to the relevant provisions of Chapter 9 of the Listing Manual and/or other applicable provisions of the Listing Manual.

4. Benefit to Shareholders

The obtaining of the General Mandate (and its subsequent renewal on an annual basis) will enhance the ability of companies in the Listed Group to pursue business opportunities which are time-sensitive in nature, and will eliminate the need (pursuant to the materiality thresholds imposed under Chapter 9 of the Listing Manual) for the Company to announce such transactions, or, to announce and convene separate general meetings as and when potential transactions with the specified classes of Interested Persons arise, to seek Shareholders' prior approval for the entry by the relevant company in the Listed Group into such transactions. This will substantially reduce the expenses associated with the convening of general meetings on an *ad hoc* basis, improve administrative efficacy considerably, and allow human resources and time to be channelled towards attaining other corporate objectives.

5. **Classes of Interested Persons**

The General Mandate will apply to the Interested Person Transactions (as described in paragraph 6 below) which are carried out with the following classes of Interested Persons:

(a) CapitaLand Limited and its associates (the "CapitaLand Group");

(b) Singapore Technologies Pte Ltd and its associates (excluding the CapitaLand Group) (the "STPL Group"); and

(c) Temasek Holdings (Private) Limited and its associates (excluding the CapitaLand Group and the STPL Group).

6. **Categories of Interested Person Transactions**

The Interested Person Transactions with the Interested Persons (as described in paragraph 5 above) which will be covered by the General Mandate, and the benefits to be derived therefrom, are set out below:

(a) General Transactions

This category relates to general transactions ("General Transactions") by the Listed Group relating to the provision to, or the obtaining from, Interested Persons of products and services in the normal course of the business of the Listed Group. The transactions for the supply of products and/or services to/from Interested Persons are as follows:

(i) rental or leasing of serviced apartments, executive residences and executive apartments;

(ii) rental or leasing of office and commercial spaces;

(iii) provision or obtaining of hotel services and facilities (including provision or obtaining of guest rooms, function rooms, and food and beverage services);

(iv) provision or obtaining of property management, security and building maintenance services;

(v) management and operation of serviced apartments, executive residences, executive apartments, commercial buildings, leisure or resort projects, and carparks;

(vi) provision or obtaining of management consultancy and/or pre-opening services in relation to serviced apartments, executive residences, executive apartments, commercial buildings and leisure or resort projects;

(vii) provision or obtaining of marketing services in relation to serviced apartments, executive residences, executive apartments, commercial buildings and leisure or resort projects;

(viii) provision or obtaining of design consultancy services (including architectural, structural, mechanical, civil and electrical and land and quantity surveying);

(ix) provision or obtaining of turnkey contracting and construction services;

(x) supply or procurement of information technology products and accessories, and provision or obtaining of information technology services;

(xi) provision or obtaining of repair, maintenance and technical services in relation to information technology products and services;

(xii) supply or procurement of office supplies and equipment;

(xiii) provision or obtaining of logistics services;

(xiv) provision or obtaining of engineering and technical services;

(xv) supply or procurement of building materials;

(xvi) supply or procurement of consumer products;

(xvii) procurement of airline tickets;

(xviii) procurement or sale of club memberships; and

(xix) provision or obtaining of corporate support services (relating to the areas of corporate finance, investment review and management, risk review and management, strategic business evaluation, treasury and accounting advisory services, corporate planning and business development, management information systems, information technology management and development, human resource and executive compensation, legal and corporate secretarial/administration, corporate communications and investor relations) and staff secondments.

The likelihood exists of companies in the Listed Group transacting with Interested Persons for the provision or obtaining of products and services in the Listed Group's day-to-day operations. The inclusion of the above category of transactions within the ambit of the General Mandate will facilitate the entry into such transactions by the Listed Group with Interested Persons that arise in the ordinary course of business of the Listed Group in a more expeditious manner.

(b) Treasury Transactions

Treasury transactions ("Treasury Transactions") are as follows:

(i) the placement of funds with any Interested Person on short-term and medium-term bases;

(ii) the borrowing of funds from any Interested Person on short-term and medium-term bases;

(iii) the entry into, with any Interested Person, of foreign exchange, swap and option transactions for hedging purposes; and

(iv) the subscription of debt securities issued by any Interested Person and the issue of debt securities to any Interested Person and the buying from, or the selling to, any Interested Person of debt securities.

The Listed Group can benefit from obtaining competitive rates or quotes from Interested Persons in an expedient manner in addition to third party financial institutions. By transacting directly with an Interested Person, the Listed Group may obtain better yields through the elimination of margins which third party intermediaries might ordinarily be expected to earn.

7. Review Procedures for Interested Person Transactions

7.1 The Listed Group has established the following procedures to ensure that Interested Person Transactions are undertaken on an arm's length basis and on normal commercial terms.

(a) General Transactions

In general, there are internal control systems to ensure that transactions with interested persons of the Company (including the Interested Persons) are undertaken on an arm's

length basis and on normal commercial terms consistent with the Listed Group's usual business practices and policies, which (in relation to services or products to be provided to an Interested Person) are no more favourable to the Interested Person than those extended to unrelated third parties, or (in relation to services or products to be obtained from an Interested Person) are no less favourable than those extended to the Listed Group by unrelated third parties. They include transacting at the published or prevailing market rates/prices of the service or product provider (including where appropriate, preferential rates and discounts accorded for bulk purchases), on the service or product provider's usual commercial terms, and/or otherwise in accordance with applicable industry norms.

In particular, the following review procedures have been implemented:

(i) Provision of services or sale of products

As a basis of comparison to determine whether the price and terms offered to the Interested Person are no more favourable than those extended to unrelated third parties, at least two recent contracts for the same or substantially the same type of transactions entered into by the Listed Group with unrelated third parties will be used. Where it is not possible for such contracts to be obtained (for instance, if there are no unrelated third party purchasers or customers for similar products or services, or if the product or service is proprietary), the terms of supply will (where applicable) be in accordance with industry norms, and/or at rates or prices consistent with the Listed Group's usual margins.

(ii) Obtaining of services or purchase of products

As a basis of comparison to determine whether the price and terms offered by the Interested Person are fair and reasonable (taking into account, where relevant, factors such as delivery schedules and rebates or discounts accorded for bulk purchases), at least two recent quotes will be obtained from unrelated third party suppliers, for the same or substantially similar quantities and quality of products and/or services. Where it is impractical or not possible for such quotes to be obtained (for instance, if there are no unrelated third party vendors or suppliers of similar products or services, or if the product or service is proprietary), the Listed Group will ensure that the terms of supply will (where applicable) be in accordance with industry norms, and/or the rates or prices of supply accorded to the Listed Group are fair and reasonable.

(iii) Provision or obtaining of corporate support services

In relation to corporate support services, the Listed Group will also satisfy itself that the costs for any corporate support services provided by, or to, any Interested Person shall be in accordance with industry norms or any formula for such cost recovery agreed with such Interested Person.

Threshold limits

In addition, the Company will monitor the General Transactions entered into by the Listed Group as follows:

(i) a Category 1 transaction is one where the value thereof is in excess of S$5,000,000; and

(ii) a Category 2 transaction is one where the value thereof is below or equal to S$5,000,000.

Category 1 transactions must be approved by the Audit Committee of the Company ("Audit Committee") prior to their entry. Category 2 transactions need not have the prior approval of the Audit Committee but must be tabled to the Audit Committee for inspection on a quarterly basis.

(b) Treasury Transactions

The Listed Group has implemented the following procedures with respect to Treasury Transactions:

(i) Placements

In relation to the placement with any Interested Person by the Listed Group of its funds, the Company will require that quotations be obtained from such Interested Person and at least two of the principal bankers of the Listed Group for rates for deposits with such bankers of an amount and period equivalent to the funds to be placed by the Listed Group. The Listed Group will only place its funds with such Interested Person, provided that the interest rate quoted is not less than the highest of the rates quoted by such principal bankers.

(ii) Borrowings

In relation to the borrowing of funds from any Interested Person by the Listed Group, the Company will require that quotations be obtained from such Interested Person and at least two of the principal bankers of the Listed Group for rates for loans from such bankers of an amount and period equivalent to the funds to be borrowed by the Listed Group. The Listed Group will only borrow funds from such Interested Person, provided that the interest rate quoted is not more than the lowest of the rates quoted by such principal bankers.

(iii) Foreign Exchange, Swaps and Options

In relation to foreign exchange, swap and option transactions with any Interested Person by the Listed Group, the Company will require that rate quotations be obtained from such Interested Person and at least two of the principal bankers of the Listed Group. The Listed Group will only enter into such foreign exchange, swap or option transactions with such Interested Person provided that the rates quoted are no less favourable than the rates quoted by such principal bankers.

(iv) Debt Securities

In relation to the subscription of debt securities issued by, or the purchase of debt securities from, Interested Persons, the Listed Group will only enter into the subscription or purchase of such debt securities provided that the price(s) at which the Listed Group subscribes for or purchases such debt securities will not be higher than the price(s) at which such debt securities are subscribed for or purchased by unrelated third parties.

In relation to the issue or sale to Interested Persons of debt securities, the Listed Group will only issue or sell such debt securities to Interested Persons provided that the price(s) at which the Listed Group issues or sells such debt securities will not be lower than the price(s) at which such debt securities are issued or sold to unrelated third parties.

Threshold limits

In addition, the Listed Group will monitor the Treasury Transactions entered into by the Listed Group as follows:

Placements and Debt Securities

Where the aggregate value of the placements with, subscription of debt securities issued by, purchase of debt securities from, and issue or sale of debt securities to, the same Interested Person (as such term is construed under Chapter 9 of the Listing Manual) shall at any time exceed an amount equivalent to 20% of the Company's latest audited net tangible assets ("NTA"), each subsequent placement of funds with, or subscription of debt securities issued by, or purchase of debt securities from, or issue or sale of debt

securities to, the same Interested Person shall require the prior approval of the Audit Committee.

Placements of funds with, subscription of debt securities issued by, purchase of debt securities from, and issue or sale of debt securities to, the same Interested Person (as such term is construed under Chapter 9 of the Listing Manual) which do not in the aggregate exceed the limit set out above will not require the prior approval of the Audit Committee but shall be tabled to the Audit Committee for inspection on a quarterly basis.

Foreign Exchange, Swaps and Options

Where the aggregate of the principal amount of all foreign exchange, swap and option transactions entered into with the same Interested Person (as such term is construed under Chapter 9 of the Listing Manual) exceeds at any one time the equivalent of 20% of the Company's latest audited NTA, each subsequent foreign exchange, or swap or option transaction to be entered into with the same Interested Person shall require the prior approval of the Audit Committee.

Entry into of foreign exchange, swap and option transactions with the same Interested Person (as such term is construed under Chapter 9 of the Listing Manual) where the principal amount thereof does not in the aggregate exceed the limit set out above will not require the prior approval of the Audit Committee but shall be tabled to the Audit Committee for inspection on a quarterly basis.

7.2 The Audit Committee (with internal audit support) will have overall charge of the review procedures described above. This will include, in relation to any internal delegation of authority, determining that the process for review and approval of Interested Person Transactions (other than those requiring the prior approval of the Audit Committee for entry) will be undertaken by an officer or officers of the Company who do not have an interest in the transaction which is to be reviewed and approved. In addition, where a member of the Audit Committee has an interest in an Interested Person Transaction requiring the prior approval of the Audit Committee, he shall abstain from participating in the review and approval process of the Audit Committee in relation to that transaction.

A register will be maintained by the Company to record all Interested Person Transactions (and the basis, including the quotations obtained to support such basis, on which they are entered into) which are entered into pursuant to the General Mandate.

7.3 The annual internal audit plan shall incorporate a review of all Interested Person Transactions entered into in the relevant financial year pursuant to the General Mandate.

The Audit Committee shall review the internal audit reports to ascertain that the review procedures established to monitor Interested Person Transactions have been complied with.

If during the periodic reviews by the Audit Committee, the Audit Committee is of the view that the review procedures for Interested Person Transactions have become inappropriate or insufficient in the event of changes to the nature of, or manner in which, the business activities of the Listed Group or the Interested Persons are conducted, the Company will revert to Shareholders for a fresh mandate based on new review procedures so that future Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and the minority Shareholders.

8. Validity period of the General Mandate

The General Mandate will take effect from the passing of the Ordinary Resolution relating thereto, and will (unless revoked or varied by the Company in general meeting) continue in force until the conclusion of the next Annual General Meeting of the Company. Approval from Shareholders will be sought for the renewal of the General Mandate at the next Annual General Meeting and at each subsequent Annual General Meeting of the Company, subject to

satisfactory review by the Audit Committee of its continued application to the Interested Person Transactions.

9. Disclosure

In accordance with Chapter 9 of the Listing Manual, the Company will (a) disclose in the Company's Annual Report the aggregate value of transactions conducted with Interested Persons pursuant to the General Mandate during the financial year (as well as in the Annual Reports for subsequent financial years that the General Mandate continues in force); and (b) announce the aggregate value of transactions conducted with Interested Persons pursuant to the General Mandate for the financial periods that it is required to report on (pursuant to Rule 705 of the Listing Manual) within the time required for the announcement of such report.

82-4507

MASNET No. 80 OF 29.03.2004
Announcement No. 89

CAPITALAND LIMITED

ACQUISITION OF SHANGHAI AOSHUN PROPERTY CO., LTD

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that the CapitaLand group has acquired Shanghai Aoshun Property Co., Ltd. (hereinafter called "Aoshun") for a consideration of RMB40 million (approximately S$8.14 million) (the "Acquisition").

Aoshun, a company incorporated in the People's Republic of China ("PRC"), owns a residential site known as Plot 1, Z7 and Z8 Neighbourhood, at Huacao Town, Minhang District, Shanghai. The site will be developed into a townhouse project. With a combined site area of 153,140 sqm and a potential gross floor area of 109,100 sqm, CapitaLand plans to build approximately 500 residential units on the site.

The above consideration, which will be satisfied in cash, was arrived at on a willing buyer-willing seller basis, taking into account, the net tangible assets of Aoshun standing at RMB20 million (approximately S$4.07 million) as at 29 February 2004.

The Acquisition was made through CapitaLand (China) Investment Co., Ltd ("CCIC") and CapitaLand China Residential Fund Limited ("CCRF"), with each holding interests of 80% and 20% respectively in Aoshun.

CCIC is an indirect wholly owned subsidiary of CapitaLand incorporated in the PRC while CCRF, in which CapitaLand has a 42.7% indirect interest, is a fund company set up to invest primarily in residential development projects in the PRC in order to capitalize on the growth of the residential property market, with a primary focus on the mid to high-end residential segment in Shanghai and Beijing.

With the Acquisition, Aoshun has become an indirect 88.54% owned subsidiary of CapitaLand.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand group for the financial year ending 31 December 2004.

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the transaction described above.

By Order of the Board

Tan Wah Nam
Company Secretary
29 March 2004

Submitted by Tan Wah Nam, Company Secretary on 29/03/2004 to the SGX

MASNET No. 81 OF 29.03.2004
Announcement No. 90

82-4507

CAPITALAND LIMITED

CAPITALAND ACQUIRES PRIME SHANGHAI RESIDENTIAL SITE

Aoshun - news release.pdf

Submitted by Tan Wah Nam, Company Secretary on 29/03/2004 to the SGX

82-4507

CapitaLand

For Immediate Release
29 March 2004

CapitaLand acquires prime Shanghai residential site

Singapore, 29 March 2004 – CapitaLand has acquired the Shanghai Aoshun Property Co., Ltd, a China-incorporated company that owns a 153,140 square metre residential site in Huacao Town, Minhang District, Shanghai, for RMB 40 million (S$ 8.14 million). With a potential gross floor area of 109,100 square metres, CapitaLand plans to build approximately 500 townhouses on the site.

The acquisition was made through CapitaLand (China) Investment Co., Ltd (CCIC, an indirect wholly owned subsidiary of CapitaLand), and CapitaLand China Residential Fund (a private fund in which CapitaLand has a 42.7% indirect interest). CCIC and the Fund will hold interests of 80% and 20% respectively. With the acquisition, Shanghai Aoshun Property becomes an 88.54% owned indirect subsidiary of CapitaLand.

Located in Huacao Town in Shanghai's Minhang District, the site is in an established high-end, residential neighbourhood that has well-known international schools in the vicinity. It is bounded by Bei Qing Gong Road to the north and Xin Le Road to the south. The site is adjacent to the Shanghai American School, while the Singapore International School and Shanghai Racquet Club are minutes away. The site has the standard land tenure of 70 years.

Mr Lim Ming Yan, CEO of CapitaLand China Holdings, said, "China plays a key role in CapitaLand's overall overseas strategy. With the acquisition of this new site, we continue to have a significant presence in Shanghai, even as we expand into Beijing

and other cities like Guangzhou. Given the excellent location of the site, we are confident the development would be popular with professionals and businessmen who want to stay in a quiet and serene environment, and yet be close to the city centre. The demand for Shanghai residential properties has continued to be firm as it is underpinned by the strong economic growth, growing urbanisation and increasing personal income. We intend to launch the project by the first half of 2005."

About CapitaLand Group

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. In these countries, CapitaLand is in partnership with reputable local players and has established a management team that understands the market, business practices and socio-economic factors.

The company's hospitality businesses, in hotels and serviced residences, span more than 60 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

About CapitaLand China

CapitaLand (China) Investment Co., Ltd is a wholly owned subsidiary of CapitaLand China, which is in turn an indirect wholly owned subsidiary of CapitaLand. Since 1994, CapitaLand China has been a developer of premier homes and quality commercial properties in China, with a total project value of over RMB 12 billion. CapitaLand China's premier homes include Chrysanthemum Park, Manhattan Heights, Summit Panorama, Summit Residences, La Cité and Oasis Riviera. Its commercial properties are strategically located within Shanghai's respective business districts: Pidemco Tower, Raffles City Shanghai and a commercial complex at Luwan District's Huai Hai Road. Currently, more than 70% of

CapitaLand China Holdings' developments in China are in Shanghai. The other developments are in Xiamen and Beijing.

About CapitaLand China Residential Fund

The CapitaLand China Residential Fund is a private fund sponsored by CapitaLand with support from corporate investors. The Fund will invest in the mid to high-mid residential market in Shanghai and Beijing. It will leverage on CapitaLand's core residential development delivery capability in China, and skill sets in real estate capital management. The current investments are a 14.55% stake in the 2,000-unit Oasis Riviera residential project in Changning District, Shanghai, and a 20% interest in a 2,000-unit residential development in Chaoyang District, Beijing.

Issued by: CapitaLand Limited
Date: 29 March 2004

For more information, please contact:

Media Contact

Nicole Neo
Communications
DID : (65) 68233218
Nicole.neo@capitaland.com.sg

Analyst Contact

Harold Woo
Equity Markets
DID : (65) 68233210
Harold.woo@capitaland.com.sg

82-4507

MASNET No. 16 OF 29.03.2004
Announcement No. 25

CAPITALAND LIMITED

NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "ASCOTT CLINCHES TWO PRESTIGIOUS BEST SERVICE AWARDS IN VIETNAM"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued a news release on the above matter. Attached Ascott's news release is for information.

Ascott news release - 29 Mar 2004.p(

Submitted by Jessica Lum, Assistant Company Secretary on 29/03/2004 to the SGX

82-4507

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED

N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

March 29, 2004
For Immediate Release
Contact:
Ida Lim (65) 9628 8339
Betsy Tan (65) 9641 6920

NEWS RELEASE

Ascott Clinches Two Prestigious Best Service Awards in Vietnam

The Ascott Group, a leading international serviced residence operator, has clinched the prestigious Guide Awards for Best Service in Serviced Apartments in Hanoi and Ho Chi Minh City.

At a prize-giving ceremony on March 26, its Somerset Grand Hanoi beat other serviced residences in Hanoi to win the title two years in a row, while Somerset Ho Chi Minh City triumphed over competitors in the city to bag the award.

The annual Guide Awards is organised by The Guide magazine for tourists and expatriates, a supplement of the Vietnam Economic Times monthly. The results are based on evaluations by tourism experts and city officials, and open nominations.

The Ascott Group is a leading international serviced residence operator with more than 13,800 serviced apartments in 39 cities in 16 countries. Its global footprint spans Europe, Asia, Australia and New Zealand. Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies.

Mr Eugene Lai, Ascott's chief executive officer, said: "We are pleased to receive the awards, which recognise the outstanding service at our properties and Ascott's leadership role in Vietnam's serviced residence industry. We invest in nurturing a strong service culture among our staff and in their training."

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

- more -

Mr Cheong Kai Kong, Ascott's country general manager for Vietnam, said that Ascott's four serviced residences in Vietnam consistently outperform the market. The properties aim to help guests succeed in an unfamiliar city, by organising programmes for residents to network, integrate with the community and learn about the local culture. In Vietnam, these include day trips to the Mekong Delta, craft workshops, exhibitions of local artworks and fashion shows by Vietnamese designers.

The 185-unit Somerset Grand Hanoi is located in the prime Hai Ba Trung business district, near shopping centres and fine restaurants. A childcare centre, convention centre and shopping mall are located within the property. Facilities at the residence include a fully-equipped gym, tennis court, swimming pool, children's playroom and restaurant. Units range from one-bedroom suites to three-bedroom penthouses.

Somerset Ho Chi Minh City in the prime District One business area is minutes away from business, shopping and medical centres, and foreign embassies. The zoo and botanical gardens are nearby. Facilities at the 165-unit serviced residence include a swimming pool, poolside restaurant, outdoor jacuzzi, gym and playground.

In Vietnam, Ascott also operates the 60-unit Somerset West Lake in Hanoi and 151-unit Somerset Chancellor Court in Ho Chi Minh City.

Earlier this month (March), Ascott was ranked Number One in the 'China's Top 100 Serviced Residences' ranking. It beat more than 1,000 contenders in service standards, ambience and brand management at its eight serviced residences in the country.

Ascott's serviced residences are located in or close to the central business district in each city. Each serviced apartment features a living / dining room separate from the bedroom, a fully-equipped kitchen, modern home entertainment system and broadband Internet access. Recreational facilities include a fitness centre, pool and residents' lounge.

Issued by : **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : March 29, 2004

For more information, please contact:
Ida Lim, VP, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Email: ida.lim@the-ascott.com

Betsy Tan, Executive
Tel: (65) 6586 7234 Hp: (65) 9641 6920 Email: betsy.tan@the-ascott.com

About Ascott's Serviced Residences In Vietnam

Somerset Grand Hanoi – 185 units, Hanoi
The residence is near the shopping centres and fine restaurants of the prime Hai Ba Trung business district. A childcare centre, convention hall and shopping mall are located within the property. Facilities at the residence include a fully-equipped gym, tennis court, swimming pool, children's playroom and restaurant. Units range from one-bedroom suites to three-bedroom penthouses.

Somerset West Lake – 60 units, Hanoi
Located near West Lake, the residence is a few minutes' drive from the trendy Hoan Kiem district, with its shops and restaurants. Facilities at the property include an outdoor swimming pool, gym, tennis court and playground. Each of the studio to four-bedroom suites at Somerset West Lake has a balcony, terrace or private garden.

Somerset Ho Chi Minh City – 165 units, Ho Chi Minh City
Somerset Ho Chi Minh City in the prime District One area is minutes away from business, shopping and medical centres, and foreign embassies. Facilities at the residence include a swimming pool, poolside restaurant, outdoor jacuzzi, gym and playground. Units range from two to four-bedroom suites.

Somerset Chancellor Court – 151 units, Ho Chi Minh City
Located in the heart of Ho Chi Minh City, near Mac Dinh Chi and Nguyen Thi Minh Khai streets, Somerset Chancellor Court is near shopping centres and attractions such as the Notre Dame Cathedral. Facilities include a swimming pool, gym and residents' lounge. Units range from one-bedroom suites to four-bedroom penthouses.

About The Ascott Group

The Ascott Group is a leading international serviced residence company with serviced residence units spanning the key cities of Europe, Asia, Australia and New Zealand.

Ascott's global presence comprises over 13,800 serviced residence units across 39 cities in 16 countries. These cities include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Ho Chi Minh City, Kuala Lumpur, Tokyo, Shanghai and Beijing in Asia; Sydney, Melbourne and Auckland in Australia and New Zealand; and Dubai in the Gulf region.

Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 20-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Group's flagship The Ascott luxury serviced residence brand projects an elegant lifestyle appealing to top executives. Its Somerset upper-tier brand offers stylish, contemporary living for senior to upper management executives. The mid-tier Oakford brand in Australia and Citadines brand in Europe provide corporate executives with comfortable city residences.

Listed on the mainboard of the Singapore Exchange, the Group is the serviced residence arm of CapitaLand Limited, one of the largest listed property companies in Asia.

Headquartered in Singapore, CapitaLand's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's hospitality businesses in hotels and serviced residences span more than 60 cities around the world.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com

- End -

82-4507

Ascott's Serviced Residences In 39 Cities In 16 Countries

SOUTHEAST ASIA

Singapore
The Ascott Singapore
Somerset Grand Cairnhill
Somerset Compass
Somerset Liang Court
Somerset Orchard
Somerset Bencoolen, opening Q2 2004

Indonesia
Jakarta
The Ascott Jakarta
Somerset Grand Citra
Surabaya
Somerset Puri Darmo
Somerset Surabaya

Malaysia
Kuala Lumpur
The Ascott Kuala Lumpur
Somerset Bukit Ceylon, opening Q2 2005
Kuching
Somerset Gateway

Thailand
Bangkok
The Ascott Sathorn, opening Q2 2004
Somerset Lake Point
Somerset Suwan Park View
Omni Tower

Vietnam
Hanoi
Somerset Grand Hanoi
Somerset West Lake
Ho Chi Minh City
Somerset Chancellor Court
Somerset Ho Chi Minh City

Philippines
Manila
Somerset Millennium
Somerset Salcedo
Olympia Suites (To be rebranded Somerset Olympia)

NORTH ASIA

China
Beijing
The Ascott Beijing
Somerset Fortune Garden
Luxury Serviced Residence
Dalian
Somerset Harbour Court
Shanghai
The Ascott Pudong
Somerset Grand Shanghai
Somerset Xu Hui
Tianjin
Somerset Olympic Tower

Japan
Tokyo
Somerset Roppongi
Somerset Azabu East

AUSTRALIA / NEW ZEALAND

Australia
Sydney
Somerset Darling Harbour
Somerset Hyde Park
Somerset North Ryde
Oakford City West
Melbourne
Somerset Botanic Gardens
Somerset Gordon Place
Somerset on Elizabeth
Oakford Gordon Towers
Oakford on Collins
Oakford on Lygon
Oakford The Mews
Hobart
Somerset on the Pier
Somerset on Salamanca

New Zealand
Auckland
The Ascott Metropolis

EUROPE

United Kingdom
London
The Ascott Mayfair
Somerset Bayswater
Somerset Bishopsgate
Somerset Kensington Gardens
Somerset Prince's Square
Somerset Queen's Gate Gardens
Somerset Roland Gardens
Citadines Barbican
Citadines Holborn-Covent Garden
Citadines South Kensington
Citadines Trafalgar Square
Manchester
Somerset Atrium
Glasgow
Somerset Merchant City

France
Paris
Citadines Austerlitz
Citadines Bastille Marais
Citadines Bastille Nation
Citadines Didot Alésia
Citadines Haussmann-Champs Elysée
Citadines La Défense
Citadines Les Halles
Citadines Louvre
Citadines Maine-Montparnasse
Citadines Montmartre
Citadines Opéra-Grands Boulevards
Citadines Opéra Vendôme
Citadines Place d'Italie
Citadines Saint-Germain-des-Prés
Citadines Tour Eiffel
Citadines Trocadéro
Citadines Voltaire République
Outside Paris
Citadines Aix Forbin
Citadines Aix Jas de Bouffan
Citadines Bordeaux Mériadeck
Citadines Cannes Carnot
Citadines Gaillard
Citadines Ferney Voltaire, Genève
Citadines Grenoble
Citadines Lille Centre
Citadines Lyon Part Dieu
Citadines Lyon Presqu'île
Citadines Marseille Centre
Citadines Marseille Castellane
Citadines Marseille Prado Chanot
Citadines Montpellier Antigone
Citadines Montpellier Sainte-Odile
Citadines Nice Buffa
Citadines Nice Fleurs
Citadines Nice Promenade
Citadines Strasbourg Kléber
Citadines Toulouse Wilson
Hotel Lille Europe

Belgium
Brussels
Citadines Sainte-Catherine
Citadines Toison d'Or

Germany
Berlin
Citadines Olivaer Platz

Spain
Barcelona
Citadines Ramblas

MIDDLE EAST

United Arab Emirates
Dubai
The Ascott Burj Dubai, opening Q4 2005
Somerset Al Majarah, opening Q4 2004

March 2004

82-4507

MASNET No. 100 OF 29.03.2004
Announcement No. 109

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "INCORPORATION OF A NEW SUBSIDIARY - SWISSÔTEL (RUSSIA) AG"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement is for information.

RHL annc.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 29/03/2004 to the SGX

82-4507

MASNET No. 76 OF 29.03.2004
Announcement No. 85

Raffles HOLDINGS **RAFFLES HOLDINGS LIMITED**

INCORPORATION OF A NEW SUBSIDIARY - SWISSÔTEL (RUSSIA) AG

Raffles Holdings Limited (the "Company") wishes to announce the incorporation of the following indirect wholly-owned subsidiary :

Name of Subsidiary	:	Swissôtel (Russia) AG
Place of Incorporation	:	Switzerland
Principal Activity	:	Hospitality services
Paid-in Capital	:	CHF100,000 divided into 100 shares of CHF1,000 each.
Directors	:	Mr Meinhard Huck *(President)* Mr Isidoro Sergio Geretto

Swissôtel (Russia) AG is a wholly-owned subsidiary of Raffles International (Russia) Pte. Ltd., an indirect wholly-owned subsidiary of the Company incorporated in Singapore.

Submitted by Emily Chin, Company Secretary on 29/03/2004 to the SGX

MASNET No. 104 OF 30.03.2004
Announcement No. 122

82-4507

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED – "NOTICE OF ANNUAL GENERAL MEETING"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), has today issued an announcement on the above matter. Attached AHL's announcement is for information.

Notice of AGM.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 30/03/2004 to the SGX

82-4507

AUSTRALAND AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT

30 March 2004

NOTICE OF ANNUAL GENERAL MEETING

Please find attached the Notice of Meeting and Proxy Form for the 2004 Annual General Meeting to be held on Thursday 29 April 2004.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182

82-4507

AUSTRALAND AUSTRALAND PROPERTY GROUP

26 March 2004

Dear Securityholder

Annual General Meeting

On behalf of the Directors of Australand Holdings Limited, I am pleased to invite you to attend the 2004 Annual General Meeting which is to be held on 29 April 2004 at the Fort Macquarie Room, Hotel Inter-Continental Sydney, 117 Macquarie Street Sydney, commencing at 10.00am.

Details of the resolutions to be put to the meeting are set out in the enclosed Notice of Meeting and Explanatory Statement.

If you require additional information or have questions please contact the Australand Property Group Registry on 1300 855 080 (within Australia) or +61 3 9415 4000 (outside Australia) between 9.00am and 5.00pm (Sydney time) on business days or call the Company Secretary on +61 2 9767 2000.

Yours sincerely

Tham Kui Seng
Chairman
Australand Holdings Limited

82-4507

AUSTRALAND

NOTICE OF ANNUAL GENERAL MEETING

Australand Holdings Limited (ACN 008 443 696)

A meeting of Securityholders of Australand Holdings Limited will be held at:

Time:	10.00am
Date:	29 April 2004
Place:	Fort Macquarie Room Hotel Inter-Continental Sydney 117 Macquarie Street Sydney NSW

This notice is issued by Australand Holdings Limited.

BUSINESS

1. Statutory Accounts and Reports

To receive and consider the Financial Reports of Australand Property Group, Australand Holdings Limited and Australand Property Trust and the Reports of the Directors and of the Auditors thereon in respect of the year ended 31 December 2003.

2. Re-election of Directors

Resolutions 1- 3

To consider and, if thought fit, to pass the following as separate ordinary resolutions:

1 *That Tham Kui Seng be re-elected as a director of Australand Holdings Limited.*

2 *That James Glen Service, AO be re-elected as a director of Australand Holdings Limited.*

3 *That Kee Teck Koon be elected as a director of Australand Holdings Limited.*

3. Approval of Change of Auditor

Resolution 4

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

4 *That PricewaterhouseCoopers be hereby appointed as Auditors of Australand Holdings Limited.*

Quorum requirements

The quorum requirement for the meeting of members of Australand Holdings Limited is at least 3 persons who are each members, a proxy or attorney of a member or a person representing a body corporate that is a member.

If a quorum is not present within 15 minutes after the scheduled time for the meeting, the meeting will be adjourned.

Background information

To enable you to make an informed decision on the Resolutions, attached is an Explanatory Statement which describes the proposed Resolutions for the Annual General Meeting. If you have any questions, please contact the Australand Property Group Registry on 1300 855 080 (within Australia) or +61 3 9415 4000 (outside Australia) between 9.00am and 5.00pm (Sydney time) on business days or call the Company Secretary on +61 2 9767 2000.

How do you exercise your right to vote?

Securityholders who are entitled to vote

The Board of Australand Holdings Limited has determined that a person's entitlement to vote at the meetings will be the entitlement of that person set out in the Register of Securityholders as at 7.00pm (Sydney time) on 27 April 2004.

The vote on the Resolutions will be by a show of hands, unless a poll is demanded. On a show of hands, each Securityholder present in person or by proxy has one vote. On a poll each Securityholder present in person or by proxy has one vote for each share in Australand Holdings Limited held.

Other voting information

If your security is jointly held, only one of the joint holders is entitled to vote. If both joint holders are present at the meeting only the vote of the person named first in the register counts.

You need not exercise all of your votes in the same way, nor need you cast all of your votes.

Individuals

If you plan to attend the meeting, we ask you to arrive at the meeting venue at least 15 minutes prior to the time designated for the meeting so that we may check your securities against our register of Securityholders and note your attendance.

Corporations

In order to vote at the meeting, a corporation that is a Securityholder may appoint a person to act as its representative. The appointment must comply with section 250D of the Corporations Act. The representative should bring to the meeting evidence of his or her appointment including any authority under which it is signed.

Voting by proxy

If you cannot attend, you may appoint a proxy to attend and vote for you. You may nominate one or two persons to vote on your behalf at the meeting. A proxy need not be a Securityholder. If two proxies are appointed, each proxy may be appointed to represent a specified number or proportion of your votes. If no such number or proportion is specified, each proxy may exercise half your votes.

To ensure that all Securityholders can exercise their right to vote on the proposed Resolutions, a Proxy Form is enclosed. The Proxy Form tells you what you need to do to lodge a valid proxy.

A Proxy Form may be returned in the reply paid envelope provided. Alternatively, you may forward your completed Proxy Form to Computershare Investor Services Pty Limited, GPO Box 242 Melbourne VIC 8060 or fax to +61 2 8235 8220 no later than 48 hours before the meeting.

Further Information

Securityholders with any questions should contact the Australand Property Group Registry on 1300 855 080 (within Australia) or +61 3 9415 4000 (outside Australia) between 9.00am and 5.00pm (Sydney time) on business days or call the Company Secretary on +61 2 9767 2000.

By order of the Board of Australand Holdings Limited

Phil Mackey

Phil Mackey
Company Secretary
26 March 2004

82-4507

Explanatory Statement

Australand Holdings Limited (ACN 008 443 696)

KEY DATES

Last time for receipt of proxies is 10.00am (Sydney time) on 27 April 2004.

EXPLANATION OF RESOLUTIONS

Item 1: Reports and Accounts

As required by section 317 of the Corporations Act 2001 (Cwlth), the Financial Report, Directors' Report and Auditors' Report of Australand Holdings Limited for the year ended 31 December 2003 will be laid before the meeting. The combined reports of Australand Property Group and the reports of Australand Property Trust for the year ended 31 December 2003 will also be laid before the meeting.

Item 2: Re-election / Election of Directors (Resolutions 1 to 3)

Tham Kui Seng and James Glen Service each retire by rotation as a director of Australand Holdings Limited in accordance with article 10.3 of the Australand Holdings Limited Constitution and, being eligible, offer themselves for re-election.

Kee Teck Koon, having been appointed to fill a casual vacancy, retires as a director of Australand Holdings Limited in accordance with article 10.8 of the Australand Holdings Limited Constitution and, being eligible, offers himself for election.

Details of each director seeking to be re-elected or elected are as follows:

Tham Kui Seng
Non-executive Director
Chairman and member of the Remuneration Committee
Appointed to the Board - 31 January 2001
Age 46

Mr Tham brings to the Board considerable business experience and a strong management background.

He was appointed a director and Chairman in January 2001. Mr. Tham is currently the Chief Executive Officer of CapitaLand Residential Limited. He was formerly Chief Operating Officer of Pidemco Land Limited, having joined that company in 1996.

Mr Tham holds a Bachelor of Arts (First Class Honours) degree in Engineering Science from Oxford University.

James Glen Service, AO
Independent Non-executive Director
Deputy Chairman
Chairman of the Audit Committee and a member of the Remuneration Committee
Appointed to the Board - 12 July 1995
Age 71

Mr Service is a very experienced listed company director and brings to the Board considerable property sector experience.

He is Executive Chairman of JG Service Pty Ltd, a specialist property consulting company. He serves on the board of a number of public and private companies including as Chairman of ACTEW Corporation Ltd, director of Challenger Financial Services Group and as a non-executive Director of CapitaMall Property Trust Management Ltd. Mr Service is a past national president of the Property

Council of Australia and continues to be involved in a number of other government, cultural and community organisations. Mr Service is also Chairman of the board of Australand Wholesale Investments Limited.

Mr Service's qualifications are (Hon) Life Fellow Australian Institute of Building, Fellow Chartered Institute of Secretaries, Fellow Certified Practising Accountants and Adjunct Professor National Institute of Governance.

Kee Teck Koon
Non-executive Director
Appointed to the Board – 27 February 2004
Age 47

Mr Kee brings to the Board extensive experience in the property sector.

He is currently the Chief Executive Officer of CapitaLand Commercial Limited and CapitaLand Finance Limited and was previously the Managing Director of the Ascott Group Limited from November 2000 to April 2003.

Mr Kee holds Bachelors (Honours) and Masters degrees in Engineering Science from Oxford University and is Vice Chairman of the governing council of the Singapore Institute of Management.

Item 3: Appointment of Auditor

Resolution 4

Australand Holdings Limited has been notified by its current auditors, KPMG, that they would be resigning as Auditors with effect from the conclusion of the 2004 Annual General Meeting.

As a result of an extensive tender, presentation and interview process, it was proposed by the Board of Australand Holdings Limited that PricewaterhouseCoopers be recommended for appointment as auditors.

PricewaterhouseCoopers have demonstrated an expertise and capacity to undertake the complex requirements for the audit of the Australand Property Group.

A copy of the notice of nomination of PricewaterhouseCoopers as Auditors, in accordance with section 328(3) of the Corporations Act, is set out below.

16 March 2004

Board of Directors
Australand Holdings Limited
Level 3, 1C Homebush Bay Drive
Rhodes NSW 2138

Dear Sirs

Nomination of auditors

I, Michael Newsom, being a member of Australand Holdings Limited ("Australand"), hereby nominate PricewaterhouseCoopers for appointment as auditors of Australand at the Annual General Meeting convened for 29 April 2004, under section 328(1) of the Corporations Act 2001 (Cwlth).

Please distribute copies of this notice of nomination as required by section 328(3) of the Corporations Act 2001 (Cwlth).

Yours faithfully

Michael Newsom

83-4507

AUSTRALAND

Proxy Form

AUSTRALAND PROPERTY GROUP
Australand Holdings Limited (ABN 12 008 443 696)
Australand Property Trust (ARSN 106 680 424)

Mark this box with an 'X' if you have made any changes to your address details (see reverse) [ ]

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 7045 Sydney
New South Wales 2001 Australia
Enquiries (within Australia) 1300 855 080
(outside Australia) 61 3 9415 4000
Facsimile 61 2 8234 5050
www.computershare.com

Appointment of Proxy

I/We being a member/s of Australand Holdings Limited and entitled to attend and vote hereby appoint

[ ] the Chairman of the Meeting (mark with an 'X') **OR** [ ] Write here the name of the person you are appointing if this person **is someone other than the** Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Australand Holdings Limited to be held at The Fort Macquarie Room, Hotel Inter-Continental Sydney, Level 2, 117 Macquarie Street, Sydney NSW on Thursday 29 April 2004 at 10:00 am and at any adjournment of that meeting.

Voting directions to your proxy - please mark [X] to indicate your directions

ORDINARY BUSINESS	For	Against	Abstain*
1. To re-elect Mr Tham Kui Seng as a Director			
2. To re-elect Mr James Glen Service, AO as a Director			
3. To elect Mr Kee Teck Koon as a Director			

SPECIAL BUSINESS	For	Against	Abstain*
4. To approve the appointment of PricewaterhouseCoopers as Auditors of Australand Holdings Limited			

The Chairman of the Meeting intends to vote undirected proxies in favour of each of the items of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____________ Contact Daytime Telephone ____________ Date / /

ALZ 15PR 006856 - V7

82-4507

How to complete the Proxy Form

1 Your Address

This is your address as it appears on Australand Property Group's securityholders register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of Australand Holdings Limited.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning Australand Property Group's securityholders registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the Securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from Australand Property Group's securityholders registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

- By posting, delivery or facsimile to Australand Property Group's securityholders registry at the address opposite, or
- by posting, delivery or facsimile to the registered office of Australand Holdings Limited being
  Level 3, 1C Homebush Bay Drive
  Rhodes NSW 2138
  Facsimile : 61 2 9767 2900

Australand Property Group's securityholders registry
Computershare Investor Services Pty Limited
GPO Box 242
Melbourne VIC 8060
Australia
Facsimile 61 2 8235 8220

006858 - V4

82-4507

MASNET No. 106 OF 31.03.2004
Announcement No. 129

CAPITALAND LIMITED

COMPLETION OF SALE OF INTEREST IN RE PROPERTIES PTE LTD

On 5 February 2004, the Board of Directors of CapitaLand Limited ("CapitaLand") announced that its indirect wholly-owned subsidiary, Birchvest Investments Pte Ltd (the "Vendor"), had signed a sale and purchase agreement with Ngee Ann Development Pte Ltd (the "Purchaser") to sell to the Purchaser the entire issued ordinary share capital (the "Sale Shares") of RE Properties Pte Ltd ("RE Properties") (the "Transaction").

The Board wishes to further announce the completion of the Transaction today. Following such completion, RE Properties has ceased to be an indirect wholly-owned subsidiary of CapitaLand.

The Transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2004.

By Order of the Board

Tan Wah Nam
Company Secretary
31 March 2004

Submitted by Tan Wah Nam, Company Secretary on 31/03/2004 to the SGX